Form 10-K405, Exhibit 13
period 1994-12-31
FREEPORT MCMORAN RESOURCE PARTNERS LIMITED PARTNERSHIP
filed 1995-03-22
CIK 793421

Exhibit 13.1


FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
SELECTED FINANCIAL AND OPERATING DATA


                           1994       1993         1992       1991       1990

                        ---------- ----------   ---------- ---------- ----------
                       (Financial Data In Thousands, Except Per Unit Amounts)

FINANCIAL
Revenues                $  765,278 $  669,160   $  877,058 $  885,209 $ 850,651
Operating income (loss)   120,618a   (210,848)b     20,743     67,196   227,383e
Net income (loss)          83,966a   (246,111)b,c   20,211     15,046d  243,647e
Net income (loss) per unit    .81a      (2.37)b,c      .20        .18d     2.95e
Distributions per publicly
  held unit                  2.40        2.40         2.40       2.40      2.40
Average units outstanding 103,683     103,698      101,449     83,630    82,556
At December 31:
  Property, plant and
    equipment, net        910,469     970,960    1,074,332  1,009,517   683,303
  Total assets          1,146,931   1,296,873    1,493,507  1,443,114 1,119,322
  Long-term debt          368,637     488,102      356,563    542,766   120,817
  Partners' capital       447,660     492,404      859,695    560,160   722,815
OPERATING
Phosphate fertilizers (short tons)f
  Diammonium phosphate
    Sales:
      Florida           1,081,300
      Louisiana           970,100
      Other               216,500
                        ----------
        Total sales     2,267,900   2,303,200    2,760,000  2,841,000 2,568,000
    Average realized price:g
      Florida             $146.53
      Louisiana            152.48
  Monoammonium phosphate
    Sales:
      Granular            298,300     423,300      509,000    476,000   438,000
      Powdered            162,000      55,400         -          -          -
    Average realized price:g
      Granular            $158.54
      Powdered             129.24
  Granular triple superphosphate
    Sales                 465,200     564,700      715,000    710,000   717,000
    Average realized
      price g             $114.76
Phosphate rock (short tons)f
    Sales               4,373,400   3,840,300    3,440,500  2,247,000 1,455,400
    Average realized
      price g              $21.38
Sulphur (long tons)
    Sales h             2,087,800   1,973,200    2,346,100  2,528,200 2,491,000
Oil (barrels)
    Sales               2,533,700   3,443,000    4,884,000    350,800       -
    Average realized
      price                $13.74      $14.43       $15.91     $13.34


a. Includes a $10.9 million charge ($0.11 per unit) for certain remedia-tion costs (Note 7) and other miscellaneous charges.
b. Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges (Note 4).
c. Includes a $23.7 million charge ($0.23 per unit) for the cumulative effect of changes in accounting principle (Note 1).
d.    Includes a $17.7 million ($0.21 per unit) insurance settlement gain from hull damage sustained on a sulphur tanker and a $96.8 million charge ($1.16 per unit) for the cumulative effect of the change in accounting for postretirement benefits other than pensions.
e. Includes a $162.5 million gain ($1.97 per unit) from the sale and restructuring of assets.
f. Certain information prior to the formation of IMC-Agrico was not recorded on a basis consistent with that currently being presented and
      therefore is not available.   Reflects FRP's 46.5 percent share of
      the IMC-Agrico assets for the year ended June 30, 1994, while FRP received 58.6 percent of the cash flow generated during such period. FRP's share of the IMC-Agrico assets for the year ended June 30, 1995 is
      45.1 percent, while FRP will receive 55 percent of the cash flow.
g.    Represents average realization f.o.b. plant/mine.
h.    Includes 739,900 tons, 1,138,800 tons, 1,654,300 tons, 1,612,400 tons and 1,564,000 tons for 1994-1990, respectively, which represent internal consumption and Main Pass start-up sales that are not included in sales for accounting purposes.




FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
MANAGEMENT'S DISCUSSION AND ANALYSIS

For FRP 1994 was a year of building on the accomplishments of 1993. Following the significant restructuring activities undertaken during the prior year, FRP concentrated on maximizing the operational and organizational efficiencies available as a result of the formation of IMC-Agrico. In addition to these benefits, the phosphate fertilizer market continued to strengthen and the Main Pass sulphur project operated at above design capacity. With the significant restructuring activities behind FRP, it can now focus on growth opportunities such as the January 1995 purchase of the Pennzoil sulphur assets and the pending acquisition of the Fertiberia fertilizer operations.

RESULTS OF OPERATIONS
                                     1994               1993             1992
                                    ------             ------           ------
                                                    (In Millions,
                                               Except Per Unit Amounts)
Revenues                            $765.3             $669.2           $877.1
Operating income (loss)              120.6a            (210.8)b           20.7
Net income (loss)                     84.0a            (246.1)b,c         20.2
Net income (loss) per unit             .81a             (2.37)b,c          .20


a. Includes a $10.9 million charge ($0.11 per unit) for certain remediation costs (Note 7) and other miscellaneous charges.
b. Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges (Note 4).
c. Includes a $23.7 million charge ($0.23 per unit) for the cumulative effect of changes in accounting principle (Note 1).

1994 COMPARED WITH 1993
FRP's results primarily reflect the improvement in the phosphate fertilizer market during 1994 and the ongoing benefits from the formation of IMC-Agrico and other restructuring activities undertaken in 1993. Partially offsetting these positive factors were increased raw material prices for ammonia and reduced oil sales volumes (see Selected Financial and Operating Data).

     Depreciation and amortization in 1994 was lower as a result of adjustments caused by FRP's disproportionate interest in IMC-Agrico cash distributions (Note 2) and from lower Main Pass oil sales volumes, partially offset by increased sulphur sales volumes. Also, the 1993 amount included $7.6 million in charges from the restructuring project discussed below.

     General and administrative expenses reflect the benefits from the formation of IMC-Agrico and the other 1993 restructuring activities. The 1994 amount also benefited from a $2.2 million reduction in the estimated cost of excess office space (originally estimated as part of 1993 restructuring costs), whereas 1993 includes $7.3 million in restructuring related charges.

     Interest expense in 1994 increased as a result of the Main Pass sulphur project becoming operational for accounting purposes in July 1993 (previously, related interest costs were capitalized), rising interest rates and the issuance of the 8 3/4% Senior Subordinated Notes due 2004 (Note 5) which were used to reduce lower variable rate bank borrowings. These increases were partially offset by a reduction in average debt levels.

Agricultural Minerals Operations- FRP's agricultural minerals segment, which includes its fertilizer and phosphate rock operations (conducted through IMC-Agrico) and its sulphur business, reported 1994 operating income of $123.8 million on revenues of $730.4 million compared with an operating loss of $105 million on revenues of $619.3 million in 1993. Significant items affecting operating income follow (in millions):


Agricultural minerals operating loss - 1993                  $ (105.0)
                                                             --------
Increases (decreases):
  Sales volumes                                                  15.8
  Realizations                                                  102.7
  Other                                                          (7.4)
                                                             --------
    Revenue variance                                            111.1
  Cost of sales                                                  46.8a,b
  1993 provision for restructuring charges                       33.9
  1993 loss on valuation and sale of assets, net                 14.8
  General and administrative and exploration                     22.2a
                                                             --------
                                                                228.8
                                                             --------
Agricultural minerals operating income - 1994                $  123.8
                                                             ========

a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.
b. 1994 included a $15.8 million reduction and 1993 included a $10.8 million increase to depreciation and amortization caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

     FRP's 1994 sales volumes for DAP, its principal fertilizer product, were slightly below 1993 levels. Sales activity benefited from continued strong export demand and improved domestic activity. This demand caused producer inventories to remain at prior-year levels despite a rise in industrywide production. As a result, phosphate fertilizer prices rose sharply from the near 20-year lows experienced during 1993, with FRP's average DAP realization increasing 32 percent. Unit production costs benefited from efficiencies at IMC-Agrico, somewhat offset by higher raw material prices for ammonia.

     Strong export demand for phosphate fertilizer products has continued into early 1995, resulting in improving phosphate fertilizer prices. IMC-Agrico resumed production at its only idle fertilizer facility in January 1995.

     FRP's phosphate rock sales volumes rose 14 percent during 1994, reflecting increased demand and the addition of a long-term supply contract in October 1994.

     Main Pass sulphur production averaged nearly 6,200 TPD, exceeding full design operating rates of 5,500 TPD, which lowered unit production costs from 1993. Production is expected to be maintained near the 6,000 TPD level for the immediate future. With increased Main Pass production, FRP ceased operating the marginally profitable Caminada mine in January 1994. Average sulphur realizations for 1994 were lower, reflecting the decline in prices which occurred throughout 1993. However, improved phosphate fertilizer operating rates, coupled with reduced imports, resulted in sulphur price increases in Tampa, Florida since mid-1994. As a result, Tampa sulphur prices are currently above year-ago levels. To the extent U.S. phosphate fertilizer production remains strong, improved sulphur demand is expected to continue, although the availability of Canadian sulphur impacts the potential for significant price increases.

Oil Operation-
                                             1994         1993
                                          ---------    ---------
 Sales (barrels)                          2,533,700    3,443,000
 Average realized price                      $13.74       $14.43
 Operating income (in millions)                $2.8       $(61.5)

     Main Pass oil production was limited during 1994 because of a redevelopment program which involved drilling two additional wells and recompleting three existing wells. FRP's 1995 net production is estimated to approximate 1994 levels, as the benefits of the redevelopment program are expected to partially offset declining reservoir production. Oil realizations recovered somewhat from the significant decline which occurred in late 1993, with prices rising to near $15 per barrel in January 1995. The 1993 price decline resulted in a $60 million charge to FRP's earnings for the excess net book value of its Main Pass oil assets over the estimated future net cash flow to be received.

CAPITAL RESOURCES AND LIQUIDITY
Net cash provided by (used in) operating activities was $221.4 million in 1994, $(2.9) million in 1993 and $120.1 million in 1992. Fluctuations in these
amounts were caused primarily by the varying level of FRP's earnings.   Also
benefiting the 1994 period were working capital reductions achieved by IMC-Agrico as well as the sale of receivables (Note 1). Future operating cash flow would benefit from the Fertiberia purchase, discussed below, although cash flow from Fertiberia for the foreseeable future would be reinvested to improve its viability.

     Net cash provided by (used in) investing activities was $15.6 million in 1994, $2.5 million in 1993 and $(209.9) million in 1992. Capital expenditures have declined significantly following the completion of Main Pass development expenditures and a cost efficiency program during 1992. Capital expenditures for 1995, excluding those associated with Fertiberia, are estimated to remain near 1994 levels. Investing cash flows for 1994 and 1993 benefited from the receipt of proceeds from asset sales.

     Net cash provided by (used in) financing activities totaled $(251.6) million in 1994, $17.8 million in 1993 and $93.1 million in 1992. Distributions to partners are primarily to the public unitholders and do not reflect the unpaid distributions to FTX since early 1992, discussed below. In 1992, FRP used the proceeds from the public sale of FRP units to reduce its indebtedness. In early 1994, FRP issued $150 million of 8 3/4% Senior Subordinated Notes, using the proceeds to reduce other indebtedness, thereby lengthening the maturity and fixing the interest cost on a portion of FRP's debt at a time when long-term interest rates were favorable. FRP received $27.9 million of the IMC-Agrico fourth-quarter 1994 distribution before year end contributing to the 1994 debt reduction.

     In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999.

     FRP has agreed in principle to acquire Fertiberia, S.L., the restructured nitrogen and phosphate fertilizer business of Ercros, S.A., a Spanish conglomerate. Since September 1993, FRP has managed this company with the goal of establishing Fertiberia as a financially viable concern. FRP intends to continue to work with the Spanish authorities on improving the operations of Fertiberia and eventually to acquire essentially all of the company's capital stock in return for agreeing to make a capital contribution of $11.5 million upon closing and a further contingent payment of $10 million in January 1998. As part of the agreement, $38.5 million of nonrecourse financing has been arranged at Fertiberia with payment terms dependent upon its financial performance. The acquisition of Fertiberia, one of the largest fertilizer manufacturers in Europe, is conditioned upon satisfaction of a number of issues.

     Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX. On January 20, 1995, FRP declared a distribution of 60 cents per publicly held unit ($30.2 million) and 26 cents per FTX-owned unit ($13.9 million), payable February 15, 1995, bringing the total unpaid distribution to FTX to $353.1 million. Unpaid distributions to FTX will be recoverable from one-half of the excess of future quarterly FRP distributions over 60 cents per unit for all units. The January 1995 distributable cash included $52.2 million from IMC-Agrico. FRP's future distributions will be dependent on the distributions received from IMC-Agrico and Fertiberia and future cash flow from FRP's sulphur and oil operations.

     FRP believes that its short-term cash requirements will be met from internally generated funds and borrowings under its existing credit facilities ($414 million available under the FRP credit facility as of January 20, 1995). FTX is pursuing a plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities (Note 5). The plan is contingent on a number of factors and will require a series of steps to implement over several months. In connection with this restructuring plan, the existing FTX revolving credit agreement in which FRP participates will be replaced with a new facility for FRP and FTX which is expected to provide greater access to credit markets and reduce financing costs.

1993 COMPARED WITH 1992
Results for 1993 were adversely affected by significantly reduced sales volumes and average market prices for FRP's products and charges resulting from the restructuring project. The reduction in general and administrative expenses reflected the initial benefits from the restructuring activities, partially offset by $7.3 million in related charges. Interest expense increased due to the Main Pass sulphur project becoming operational for accounting purposes.

     During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its management information systems environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring one-time costs, portions of which were allocated to FRP pursuant to its management services agreement with FTX (Note 4).

Agricultural Minerals Operations- FRP's agricultural minerals segment reported a 1993 loss of $105 million on revenues of $619.3 million compared with operating income of $16.6 million on revenues of $799 million in 1992. Significant items affecting operating income follow (in millions):

Agricultural minerals operating income - 1992                 $  16.6
                                                              -------
Increases (decreases):
  Sales volumes                                                 (67.4)
  Realizations                                                 (103.2)
  Other                                                          (9.1)
                                                              -------
    Revenue variance                                           (179.7)
  Cost of sales                                                  89.5a
  1993 provision for restructuring charges                      (33.9)
  1993 loss on valuation and sale of assets, net                (14.8)
  General and administrative and exploration                     17.3a
                                                              -------
                                                               (121.6)
                                                              -------
Agricultural minerals operating loss - 1993                   $(105.0)
                                                              =======

a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.

    Weak industrywide demand and changes attributable to FRP's participation in IMC-Agrico resulted in 1993 DAP sales volumes declining 17 percent. Unit production costs, excluding charges related to the restructuring project, declined from 1992 reflecting initial production efficiencies from IMC-Agrico, reduced raw material costs for sulphur and lower phosphate rock mining expenses, partially offset by increased natural gas costs and lower production volumes. FRP's realization for DAP was lower, reflecting the near 20-year low prices realized during 1993 as well as an increase in the lower-priced Florida sales by IMC-Agrico. FRP's proportionate share of the larger IMC-Agrico phosphate rock operation caused 1993 sales volumes to increase 12 percent.

    Combined sulphur production from the Caminada and Main Pass mines increased compared with 1992. However, sales volumes declined 16 percent, primarily because of reduced purchases by IMC-Agrico resulting from its curtailed fertilizer production. Due to a significant decline in the market price of sulphur during 1993, FRP recorded a 1993 charge to earnings for the excess of capitalized cost over expected realization of its non-Main Pass sulphur assets, primarily the Caminada sulphur mine (Note 4). Main Pass sulphur became operational for accounting purposes beginning July 1993.

Oil Operation-
                                           1993             1992
                                        ---------        ---------
Sales (barrels)                         3,443,000        4,884,000
Average realized price                     $14.43           $15.91
Operating income (in millions)             $(61.5)            $4.6

     Main Pass oil production during early 1993 was hampered by water encroachment. As discussed earlier, the 1993 operating loss includes a $60 million recoverability charge because of lower oil prices.

ENVIRONMENTAL
FTX and its affiliates, including FRP, have a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX and its affiliates have conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits FTX and its affiliates' operations to full compliance with local, state and federal laws and regulations, and prescribes the use of periodic environmental audits of all domestic facilities to evaluate compliance status and communicate that information to management. FTX has access to environmental specialists who have developed and implemented corporatewide environmental programs. FTX's operating units, including FRP, continue to study and implement methods to reduce discharges and emissions.

     Federal legislation (sometimes referred to as "Superfund") requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were performed in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at unabandoned sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.

     FRP has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Further, FRP is aware of additional sites for which it may receive such notices in the future. Some of these sites involve significant cleanup costs; however, at each of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FRP believes that the aggregation of any costs associated with these potential liabilities will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

     FRP, through FTX, maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 7).

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. In addition, there was an earthen dam breach at two of its phosphate rock facilities in late 1994 (Note 7). While there is no evidence indicating underground water contamination in areas away from the facilities, this issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

     FRP has made, and will continue to make, expenditures at its operations for protection of the environment. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to FRP's operations may require substantial capital expenditures and may affect its operations in other ways that cannot now be accurately predicted.
                         -----------------------------

The results of operations reported and summarized above are not necessarily indicative of future operating results.



                           REPORT OF MANAGEMENT



Freeport-McMoRan Inc., the Administrative Managing General Partner (the General Partner) of Freeport-McMoRan Resource Partners, Limited Partnership (the Partnership) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

     The General Partner maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the General Partner's internal auditors, Price Waterhouse LLP. In accordance with generally accepted auditing standards, the Partnership's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

     The Board of Directors of the General Partner, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Partnership's accounting and financial reporting practices and the effectiveness of its system of internal controls. Arthur Andersen LLP and Price Waterhouse LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.


Rene L. Latiolais                            Charles W. Goodyear
President and Chief Executive Officer        Senior Vice President and
                                             Chief Financial Officer





            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                                BALANCE SHEETS

                                                          December 31,
                                                     ----------------------
                                                        1994        1993
                                                     ----------  ----------
                                                         (In Thousands)
ASSETS
Current assets:
Cash and short-term investments                      $    9,859  $   24,448
Accounts receivable:
  Customers                                              42,312      45,200
  Other                                                  15,953      17,702
Inventories:
  Products                                               79,377     100,392
  Materials and supplies                                 30,300      33,013
Prepaid expenses and other                                1,350       2,143
                                                     ----------  ----------
  Total current assets                                  179,151     222,898
                                                     ----------  ----------
Property, plant and equipment                         1,744,392   1,762,012
Less accumulated depreciation and amortization          833,923     791,052
                                                     ----------  ----------
  Net property, plant and equipment                     910,469     970,960
                                                     ----------  ----------
Other assets                                             57,311     103,015
                                                     ----------  ----------
Total assets                                         $1,146,931  $1,296,873
                                                     ==========  ==========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued liabilities             $   84,574  $   78,443
Current portion of long-term debt                           314         465
                                                     ----------  ----------
  Total current liabilities                              84,888      78,908
Long-term debt, less current portion                    368,637     488,102
Reclamation and mine shutdown reserves                   96,445      97,333
Accrued postretirement benefits and
  other liabilities                                     149,301     140,126
Partners' capital                                       447,660     492,404
                                                     ----------  ----------
Total liabilities and partners' capital              $1,146,931  $1,296,873
                                                     ==========  ==========

The accompanying notes are an integral part of these financial statements.



            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                           STATEMENTS OF OPERATIONS

                                                  Years Ended December 31,
                                             --------------------------------
                                                1994         1993      1992
                                              --------    ---------  --------
                                                       (In Thousands,
                                                  Except Per Unit Amounts)
Revenues                                      $765,278    $ 669,160  $877,058
Cost of sales:
Production and delivery                        547,297      556,712   652,169
Depreciation and amortization                   52,344      104,686   119,259
                                              --------    ---------  --------
  Total cost of sales                          599,641      661,398   771,428
Exploration expenses                              -           3,092     5,814
Provision for restructuring charges               -          33,947      -
Loss on valuation and sale of assets, net         -         114,802      -
General and administrative expenses             45,019       66,769    79,073
                                              --------    ---------  --------
  Total costs and expenses                     644,660      880,008   856,315
                                              --------    ---------  --------
Operating income (loss)                        120,618     (210,848)   20,743
Interest expense, net                          (33,519)     (12,870)     (869)
Other income (expense), net                     (3,133)       1,307       337
                                              --------    ---------  --------
Income (loss) before changes in
  accounting principle                          83,966     (222,411)   20,211
Cumulative effect of changes in
  accounting principle                            -         (23,700)     -
                                              --------    ---------  --------
Net income (loss)                             $ 83,966    $(246,111) $ 20,211
                                              ========    =========  ========
Net income (loss) per unit:
Before changes in accounting principle            $.81       $(2.14)     $.20
Cumulative effect of changes in
  accounting principle                             -           (.23)      -
                                                  ----       ------      ----
                                                  $.81       $(2.37)     $.20
                                                  ====       ======      ====

Average units outstanding                      103,683      103,698   101,449
                                               =======      =======   =======

Distributions per publicly held unit             $2.40        $2.40     $2.40
                                                 =====        =====     =====

The accompanying notes are an integral part of these financial statements.



            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOW

                                                Years Ended December 31,
                                            --------------------------------
                                              1994         1993       1992
                                            --------    ---------   --------
                                                     (In Thousands)
Cash flow from operating activities:
Net income (loss)                           $ 83,966    $(246,111)  $ 20,211
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
  Cumulative effect of changes in
    accounting principle                        -          23,700       -
  Depreciation and amortization               52,344      104,686    119,259
  Other noncash charges to income             12,200        7,845      5,194
  Provision for restructuring charges, net
    of payments                                 -           3,143       -
  Loss on valuation and sale of assets, net     -         114,802       -
  Cash distribution from IMC-Agrico in
    excess of capital interest                43,293         -          -
  Reclamation and mine shutdown
    expenditures                              (9,837)      (9,980)   (18,038)
  (Increase) decrease in working capital, net
    of effect of acquisitions and dispositions:
    Accounts receivable                        3,531          710     18,317
    Inventories                               20,522       20,793     (9,983)
    Prepaid expenses and other                   679         (495)    (9,995)
    Accounts payable and accrued
      liabilities                             14,688      (31,427)    (3,011)
  Other                                           44        9,388     (1,893)
                                            --------    ---------   --------
Net cash provided by (used in) operating
  activities                                 221,430       (2,946)   120,061
                                            --------    ---------   --------
Cash flow from investing activities:
Capital expenditures:
  Main Pass                                  (10,941)     (37,427)  (117,902)
  Agricultural minerals                      (18,740)     (14,743)   (86,815)
Sale of assets                                44,774       49,961       -
Other                                            530        4,711     (5,219)
                                            --------    ---------   --------
Net cash provided by (used in) investing
  activities                                  15,623        2,502   (209,936)
                                            --------    ---------   --------
Cash flow from financing activities:
Distributions to partners                   (127,368)    (121,180)  (151,210)
Proceeds from debt                            89,629      572,137    639,891
Repayment of debt                           (358,686)    (433,164)  (826,095)
Purchase of Partnership units                 (1,342)        -          -
Proceeds from sale of:
  8 3/4% Senior subordinated notes           146,125         -          -
  Partnership units                             -            -       430,534
                                            --------    ---------   --------
Net cash provided by (used in) financing
  activities                                (251,642)      17,793     93,120
                                            --------    ---------   --------
Net increase (decrease) in cash and
  short-term investments                     (14,589)      17,349      3,245
Cash and short-term investments at
  beginning of year                           24,448        7,099      3,854
                                            --------    ---------   --------
Cash and short-term investments at
  end of year                               $  9,859    $  24,448   $  7,099
                                            ========    =========   ========

Interest paid                               $ 26,349    $  22,997   $ 19,818
                                            ========    =========   ========

The accompanying notes are an integral part of these financial statements.



            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                  STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                                Units Outstanding                     Partners' Capital
                                           ---------------------------         ------------------------------
                                        General    Limited      Total        General     Limited      Total
                                        -------    -------     -------      --------     --------    --------
                                                                   (In Thousands)
Balance at January 1, 1992               53,016     30,952      83,968      $353,680     $206,480    $560,160
  Sale of partnership units                 192     19,538      19,730       160,443      270,091     430,534
  Net income                               -          -           -           10,543        9,668      20,211
  Partnership distributions                -          -           -          (41,760)    (109,450)    (151,210)
  Reallocation due to
    disproportionate distributions         -          -           -          (41,787)      41,787        -
                                         ------     ------     -------      --------     --------    --------
Balance at December 31, 1992             53,208     50,490     103,698       441,119      418,576     859,695
  Net loss                                 -          -           -         (126,277)    (119,834)    (246,111)
  Partnership distributions                -          -           -             -        (121,180)    (121,180)
  Reallocation due to
    disproportionate distributions         -          -           -          (62,176)      62,176        -
  Other                                      (3)         3        -              (23)          23        -
                                         ------     ------     -------      --------     --------    --------
Balance at December 31, 1993             53,205     50,493     103,698       252,643      239,761     492,404
  Net income                               -          -           -           43,089       40,877      83,966
  Partnership distributions                -          -           -           (6,184)    (121,184)    (127,368)
  Purchase of Partnership units            -           (95)        (95)         (490)        (852)      (1,342)
  Reallocation due to
    disproportionate distributions         -          -           -          (59,166)      59,166        -
                                         ------     ------     -------      --------     --------    --------
Balance at December 31, 1994             53,205     50,398     103,603      $229,892     $217,768    $447,660
                                         ======     ======     =======      ========     ========    ========

The accompanying notes are an integral part of these financial statements.




            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Ownership. The financial statements of Freeport-McMoRan Resource Partners, Limited Partnership (FRP), a Delaware limited partnership, include all majority-owned subsidiaries. Investments in joint ventures, including IMC-Agrico Company (Note 2), and partnerships are generally reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1994 presentation. Freeport-McMoRan Inc. (FTX) owned 51.4 percent and 51.3 percent of FRP as of December 31, 1994 and 1993, respectively, and serves as FRP's general partner.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

Accounts Receivable. In 1994, IMC-Agrico Company (IMC-Agrico) entered into an agreement whereby it can sell on an ongoing basis up to $75 million of accounts receivable. FRP's accounts receivable at December 31, 1994 were net of $17.9 million of receivables sold.

Inventories. Inventories are generally stated at the lower of average cost or market and removed at average cost.

Property, Plant and Equipment. Property, plant and equipment is carried at cost, including capitalized interest during the construction and development period. Expenditures for replacements and improvements are capitalized. FRP follows the successful efforts accounting method for its sole oil property, Main Pass Block 299. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.

Environmental Remediation and Compliance. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.

     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1994, FRP had accrued $55 million for abandonment and restoration of its non-Main Pass sulphur assets, approximately one-half of which will be reimbursed by third parties, and $42.8 million for reclamation of land relating to mining and processing phosphate rock. FRP estimates that its share of abandonment and restoration costs for the Main Pass sulphur mine will approximate $35 million, $1.4 million of which had been accrued at December 31, 1994, with essentially all costs being incurred after mine closure in approximately 30 years. These estimates are by their nature imprecise and can be expected to be revised over time due to changes in government regulations, operations, technology and inflation.

Income Taxes. FRP is not a taxable entity; therefore, no income taxes are reported in its financial statements.

Changes in Accounting Principle. During 1993, FRP adopted the following changes in accounting principle effective January 1, 1993:

     Periodic Scheduled Maintenance - These costs are expensed when incurred. Previously, costs were capitalized when incurred and amortized.

     Deferred Charges - Costs that directly relate to the acquisition, construction and development of assets and to the issuance of debt and related instruments are deferred. Previously, certain other costs that benefited future periods were deferred.

     Management Information Systems (MIS) - MIS equipment and software that have a material impact on net income are capitalized. Other MIS costs, including equipment and purchased software, that involve immaterial amounts (currently individual expenditures of less than $0.5 million) and short estimated productive lives (currently less than three years) are expensed when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized.

     These changes were adopted to improve the measurement of operating results by expensing cash expenditures when incurred unless they directly relate to long-lived asset additions. The change in accounting for MIS costs also recognizes the rapid rate of technology change in MIS which results in a need for continuing investments. These changes did not have a material impact on 1993 income before changes in accounting principle.

2.   IMC-AGRICO
In July 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock and uranium. FRP's "Current Interest", reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest", reflecting the purchase or sale of long-term assets or any required capital contributions, was 46.5 percent. These ownership percentages (55 percent and 45.1 percent, respectively, at December 31, 1994) decline in annual increments to 40.6 percent for the fiscal year ending June 30, 1998 and remain constant thereafter. At December 31, 1994, FRP's investment in IMC-Agrico totaled $399.2 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.

3.   DISTRIBUTIONS
Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX.

     On January 20, 1995, FRP declared a distribution of 60 cents per publicly held unit ($30.2 million) and 26 cents per FTX-owned unit ($13.9 million), bringing the total unpaid distribution to FTX to $353.1 million. During the Preference Period the unpaid FTX distributions will be payable, after a 60 cents per unit quarterly distribution is paid to all unitholders, equal to the lesser of any deficiency or one-half of the amount by which distributable cash exceeds a 60 cents per unit distribution. Remaining distributable cash will be paid to all unitholders according to their percentage interests. After the Preference Period, distribution deficiencies on FTX-owned FRP units will be paid as described above after any deficiencies in the cumulative quarterly distribution to the public are paid and a quarterly distribution of 60 cents per unit has been paid to all unitholders.

4.   RESTRUCTURING AND VALUATION CHARGES
Restructuring Charges. During 1993, FRP recognized restructuring expenses totaling $33.9 million, including $22.1 million allocated from FTX based on historical allocations. The charges consisted of $15.5 million for personnel related costs, $7 million for excess office space and furniture and fixtures resulting from staff reductions, $1.8 million for downsizing its MIS structure, $8.8 million for IMC-Agrico formation costs and $0.8 million of deferred charges relating to FRP's credit facility which was substantially revised.

     In connection with the restructuring project, FRP changed its accounting systems and undertook a detailed review of its accounting records and valuation of various assets and liabilities. As a result of this process, FRP recorded charges totaling $24.9 million, comprised of (a) $10 million of production and delivery costs consisting of $6.3 million for revised estimates of environmental liabilities and $3.7 million primarily for adjustments in converting accounting systems, (b) $7.6 million of depreciation and amortization consisting of $6.5 million for estimated future abandonment and reclamation costs and $1.1 million for the write-down of miscellaneous properties and (c) $7.3 million of general and administrative expenses consisting of $4 million to downsize FRP's MIS structure and $3.3 million for the write-off of miscellaneous assets.

Asset Sales/Recoverability. During 1993, FRP sold its remaining interests in producing geothermal properties for $63.5 million, consisting of $23 million in cash and $40.5 million of interest-bearing notes (included in other assets), recognizing a $31 million charge to expense and recording a $9 million charge for impairment of its undeveloped geothermal properties. In 1994, FRP received prepayment of these notes.

     In 1993, FRP charged $86.6 million to expense for the recovery of certain assets, primarily its Main Pass oil and non-Main Pass sulphur assets. FRP also recognized an $11.8 million gain primarily from the sale of certain previously mined phosphate rock acreage.

5.  LONG-TERM DEBT
                                                             December 31,
                                                         --------------------
                                                           1994        1993
                                                         --------    --------
                                                            (In Thousands)
FRP credit agreement, average rate of 5.2%
  in 1994 and 4.1% in 1993                               $205,000    $375,000
8 3/4% Senior Subordinated Notes due 2004                 150,000        -
Note payable to FTX                                          -        100,900
Other                                                      13,951      12,667
                                                         --------    --------
                                                          368,951     488,567
Less current portion                                          314         465
                                                         --------    --------
                                                         $368,637    $488,102
                                                         ========    ========

     FTX has a variable rate credit agreement (the Credit Agreement), in which FRP participates, structured as a revolving line of credit through June 1996 followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800 million committed credit facility and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX and its subsidiaries. As of December 31, 1994, $466.7 million was available under the borrowing base and $377 million of borrowings were unused under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to FRP under the Credit Agreement may be reduced.

     FTX guarantees any FRP bank borrowings and is required to retain control of FRP. FRP is not permitted to enter into any agreement restricting its ability to make distributions or create liens on its assets. Under certain circumstances, FTX could be required to pledge its FRP units and FRP could be required to grant a security interest in its assets. The Credit Agreement provides for working capital requirements, specified coverage of fixed charges and restrictions on other borrowings.

     FTX is pursuing a plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities. To accomplish this plan, FTX would make a pro rata distribution of its common stock ownership in Freeport-McMoRan Copper & Gold Inc. (FCX) to FTX common stockholders. The proposed distribution is contingent on a number of factors and will require a series of steps to implement over several months. In connection with this restructuring plan, the Credit Agreement will be replaced with a new facility for FRP and FTX, eliminating any ties to FCX borrowings.

     In February 1994, IMC-Agrico entered into a three-year $75 million variable rate credit facility (the IMC-Agrico Facility). Borrowings under the IMC-Agrico Facility are unsecured with a negative pledge on substantially all of IMC-Agrico's assets. The IMC-Agrico Facility has minimum capital, fixed charge and current ratio requirements for IMC-Agrico; places limitations on debt at IMC-Agrico; and restricts the ability of IMC-Agrico to make cash distributions in excess of distributable cash generated.

     In February 1994, FRP sold publicly $150 million of 8 3/4% Senior Subordinated Notes. Based on the December 31, 1994 closing market price, this debt had a fair value of $134.3 million.

     At times FRP has minimized amounts outstanding under the Credit Agreement by borrowing excess funds from FTX. Interest was charged based on Credit Agreement rates and totaled $0.6 million in 1994, $6.3 million in 1993 and $8.1 million in 1992.

     FRP entered into an interest rate swap in 1988 to manage exposure to interest rate changes on a portion of its variable rate debt. FRP pays 10.2 percent on $40.1 million of financing at December 31, 1994, reducing annually through 1999. FRP received an average interest rate of 4.3 percent in 1994,
3.3 percent in 1993 and 4 percent in 1992, resulting in additional interest costs of $2.6 million, $3.5 million and $3.5 million, respectively. Based on market conditions at December 31, 1994, unwinding this interest swap would require an estimated $2.1 million.

     The minimum principal payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1994 are $0.3 million in 1995, $29.6 million in 1996, $59 million in 1997, $59 million in 1998 and $59.1 million in 1999.

     Capitalized interest totaled $11.1 million in 1993 and $19.1 million in 1992.

6.  PENSION AND OTHER EMPLOYEE BENEFITS
Management Services Agreement. FRP has no employees and a limited number of officers, each of whom is an employee or officer of FTX. Under a management services agreement, FRP reimburses FTX for costs related to FRP's activities. These costs totaled $25 million in 1994, $47.1 million in 1993 (excluding restructuring costs) and $59.6 million in 1992. FTX operates the Main Pass oil facilities and charges for specified overhead and other costs, FRP's share being $0.8 million in 1994, $0.9 million in 1993 and $1.9 million in 1992.

Pensions. Substantially all employees are covered by FTX's defined benefit plan. The accumulated benefits and plan assets are not separately determined and amounts allocated to FRP under this plan have not been material. As of December 31, 1994, FTX's accumulated benefit obligation under the plan was fully funded. The employees transferred to IMC-Agrico no longer accrue additional benefits under the FTX plan, but do earn benefits under the IMC-Agrico plan.

     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1994, FRP's share of the actuarial present value of the vested projected benefit obligation was $7.5 million based on a discount rate of 8.4 percent and a 5 percent annual increase in future compensation levels. As of December 31, 1994, these plans were unfunded. FRP's share of the expense related to these plans totaled $3.6 million in 1994 and $1.5 million in 1993.

Other Postretirement Benefits. FTX provides certain health care and life insurance benefits for retired employees. The related expense allocated from FTX totaled $9.9 million in 1994 ($1.1 million for service cost and $8.8 million in interest for prior period services), $9.6 million in 1993 ($1.5 million and $8.1 million, respectively) and $9.8 million in 1992 ($1.1 million and $8.7 million, respectively). Summary information of the plan follows:
                                                          December 31,
                                                     ----------------------
                                                       1994          1993
                                                     --------      --------
                                                         (In Thousands)
Actuarial present value of accumulated
  postretirement obligation:
  Retirees                                           $ 92,577      $ 91,098
  Fully eligible active plan participants               7,455        10,821
  Other active plan participants                        3,903        10,834
                                                     --------      --------
Total accumulated postretirement obligation           103,935       112,753
Unrecognized net gain (loss)                            3,418       (10,953)
                                                     --------      --------
Accrued postretirement benefit cost                  $107,353      $101,800
                                                     ========      ========

     The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 8.25 percent in 1994 and 7 percent in 1993. FTX has the right to modify or terminate these benefits. FRP anticipates funding these costs, in addition to the annual cash costs, over the expected life of its mineral reserves.

     The operator of IMC-Agrico provides certain health care benefits for retired employees. At July 1, 1994, FRP's share of the accumulated postretirement obligation was $3.6 million, which was unfunded, with FRP's share of expense being $0.5 million in 1994 and $0.4 million in 1993. The initial health care cost trend rate used was 10.4 percent, decreasing gradually to 5.5 percent in 2003. The discount rate used was 8.4 percent. Employees are not vested and benefits are subject to change.

7.   COMMITMENTS AND CONTINGENCIES
Long-Term Contracts and Operating Leases. FRP has an agreement in which a third party provides and operates a sulphur tanker through 2009 for minimum annual payments of $12.8 million. FRP's minimum annual contractual charges under noncancellable long-term contracts and operating leases, including the sulphur tanker, total $211.9 million, with $16.8 million in 1995, $16.2 million in 1996, $15 million in 1997, $14.8 million in 1998 and $14.8 million in 1999.

Environmental. FRP has an indemnification for environmental remediation costs in excess of an aggregate $5 million on certain identified sites (FRP has previously accrued the $5 million). The third party has assumed management of these sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any additional liability. FRP believes its exposure on other abandoned environmental sites will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. In addition, there was an earthen dam breach at two of its phosphate rock facilities in late 1994. IMC-Agrico accrued $10.8 million ($4.9 million net to FRP) during 1994 for costs to rectify these situations. While there is no evidence indicating underground water contamination in areas away from the facilities, this issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

     FRP has made, and will continue to make, expenditures at its operations for protection of the environment. FRP is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable due to such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability. However, FRP believes that such costs will not have a material adverse effect on its operations or financial position.

8.  SEGMENT FINANCIAL INFORMATION
                               Agricultural
                                 Minerals       Oil    Other        Total
                               ------------  -------- --------    ----------
                                                (In Thousands)
1994
Revenues a                      $  730,391   $ 34,887 $   -       $  765,278
Operating income                   123,782      2,790   (5,954)      120,618
Depreciation and amortization       33,811     18,533     -           52,344
Capital expenditures                20,278      9,403     -           29,681
Total assets                     1,083,375     38,432   25,124 b   1,146,931

1993
Revenues a                         619,332     49,828     -          669,160
Operating loss                    (105,020)   (61,545) (44,283)     (210,848)
Depreciation and amortization       70,803     33,883     -          104,686
Capital expenditures                46,270c     4,939     -           51,209
Total assets                     1,194,304     44,887   57,682 b   1,296,873

1992
Revenues a                         799,032     78,026     -          877,058
Operating income                    16,625      4,644     (526)       20,743
Depreciation and amortization       66,299     52,960     -          119,259
Capital expenditures               170,224c     5,088     -          175,312
Total assets                     1,233,085    128,535  131,887 b   1,493,507

a. No customers accounted for ten percent or more of total revenues. Export sales totaled 38 percent in 1994, 32 percent in 1993 and 38 percent in 1992.
b. Includes geothermal assets of $9.2 million in 1994, $49.5 million in 1993 and $114.4 million in 1992.
c. Includes Main Pass sulphur development costs ($16.6 million in 1993 and $20.8 million in 1992) and capitalized interest ($11.1 million in 1993 and $17.7 million in 1992) prior to becoming operational for accounting purposes in 1993.

9.  ACQUISITION
In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999.

10.   SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)
Proved and probable mineral reserves, including proved oil reserves, follow:
                                                 December 31,
                              ------------------------------------------------
                                 1994      1993       1992      1991     1990
                               -------   -------    -------   -------  -------
                                               (In Thousands)
Sulphur-long tonsa              41,018    38,637     41,570    42,780   44,125
Phosphate rock-short tonsb     206,661   215,156    208,655   206,183  205,752
Oil-barrels                      7,279     9,962     13,861    18,496   18,785

a. Includes 41 million tons in 1994, 38.6 million tons in 1993, 39 million tons in 1992 and 39.1 million tons in 1991 and 1990, net to FRP before royalties, at Main Pass, subject to a 12.5 percent federal royalty based on net mine revenues.
b. For 1994 and 1993, represents FRP's share, based on its Capital Interest ownership, of the IMC-Agrico reserves. Contains an average of 68 percent bone phosphate of lime.

11.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                    Operating      Net Income   Net Income
                     Revenues     Income (Loss)      (Loss)   (Loss) Per Unit
                     --------     -------------    ---------- ---------------
                          (In Thousands, Except Per Unit Amounts)
1994
  1st Quartera       $182,073        $  23,451     $  13,413       $ .13
  2nd Quartera        185,444           28,762        20,536         .20
  3rd Quartera        188,479           32,072        23,261         .22
  4th Quartera        209,282           36,333        26,756         .26
                     --------        ---------     ---------
                     $765,278        $ 120,618     $  83,966         .81
                     ========        =========     =========
1993
  1st Quarterb       $162,423        $ (60,919)    $ (84,617)      $(.82)
  2nd Quarterc        201,684          (80,140)      (79,616)       (.77)
  3rd Quarter         136,945          (12,364)      (18,051)       (.17)
  4th Quarterd        168,108          (57,425)      (63,827)       (.62)
                     --------        ---------     ---------
                     $669,160        $(210,848)    $(246,111)      (2.37)
                     ========        =========     =========

a. Includes charges of $2.9 million ($0.03 per unit), $0.9 million ($0.01 per unit), $3.4 million ($0.03 per unit) and $3.7 million ($0.04 per unit) for the first, second, third and fourth quarters of 1994, respectively, for certain remediation costs and other miscellaneous charges.
b. Includes a $43.2 million charge ($0.42 per unit) related to restructuring costs and the sale of producing geothermal assets. Also includes a $23.7 million charge ($0.23 per unit) for the cumulative effect of changes in accounting principle.
c. Includes an $82.1 million charge ($0.79 per unit) for restructuring, asset recoverability and other related charges.
d. Includes a $60 million charge ($0.58 per unit) for the recoverability of Main Pass oil assets and a $10.7 million gain ($0.11 per unit) from the sale of certain previously mined phosphate rock acreage.



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP:
We have audited the accompanying balance sheets of Freeport-McMoRan Resource Partners, Limited Partnership (the Partnership), a Delaware Limited Partnership, as of December 31, 1994 and 1993, and the related statements of operations, cash flow and changes in partners' capital for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Partnership's share of the Joint Venture constitutes 47 percent of assets and 85 percent and 37 percent of revenues of the Partnership's totals as of December 31, 1994 and 1993 and the years then ended, respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for the Partnership's interest in the Joint Venture, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1994 and 1993 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, effective January 1, 1993, the Partnership changed its method of accounting for periodic scheduled maintenance costs, deferred charges and costs of management information systems.

                                            Arthur Andersen LLP

New Orleans, Louisiana,
  January 24, 1995



FRP Units. Our units trade on the New York Stock Exchange (NYSE) under the symbol "FRP." The FRP unit price is reported daily in the financial press under "FMRP" in most listings of NYSE securities. At year-end 1994, the number of holders of record of the partnership's units was 17,723. Under federal law, ownership of FRP units is limited to "United States citizens." A United States citizen is defined as a person who is eligible to own interests in federal mineral leases, which generally includes (i) U.S. citizens, (ii) domestic entities owned by U.S. citizens and (iii) domestic corporations owned by U.S. citizens and/or certain foreign persons.

    Unit price ranges on the NYSE composite tape during 1994 and 1993:

                                  1994                     1993
                            -------------------      -------------------
                            High           Low       High          Low
                           ------        ------     ------        ------
First Quarter              $20.50        $17.88     $20.63        $16.75
Second Quarter              20.00         17.13      18.63         16.88
Third Quarter               18.63         16.13      20.50         15.88
Fourth Quarter              17.38         13.38      21.00         15.88


Cash Distributions. Cash distributions declared and paid to public unitholders during the past 12 months total $2.40 per unit. If in any quarter through December 31, 1996, FRP's unitholders receive cash distributions of less than 60 cents per publicly held unit, public unitholders are entitled to receive in subsequent quarters any prior quarter's shortfall below 60 cents per publicly held unit before any cash distributions may be made to holders of general partnership interests. The total unpaid distribution to the general partners is currently $353.1 million. Cash distributions of 60 cents per publicly held unit were declared for each of the quarterly periods of 1994 and 1993 as shown below:

                                                      1994
                                        ---------------------------------
                                        Record Date        Payment Date
                                        -------------      -------------
First Quarter                           Apr. 29, 1994      May  14, 1994
Second Quarter                          Jul. 29, 1994      Aug. 15, 1994
Third Quarter                           Oct. 31, 1994      Nov. 15, 1994
Fourth Quarter                          Jan. 31, 1995      Feb. 15, 1995

                                                      1993
                                        ---------------------------------
                                        Record Date        Payment Date
                                        -------------      -------------
First Quarter                           Apr. 30, 1993      May  15, 1993
Second Quarter                          Jul. 30, 1993      Aug. 14, 1993
Third Quarter                           Oct. 29, 1993      Nov. 15, 1993
Fourth Quarter                          Jan. 31, 1994      Feb. 15, 1994


    Cash distributions in 1994 were a return of capital for federal income tax purposes and will generally not be taxed. In March unitholders receive individualized tax information for the previous year from the partnership. For additional information, please contact the Investor Relations Department.

    FRP has announced that beginning with the cash distribution for the fourth quarter of 1993, it no longer intends to supplement distributable cash with borrowings. FRP's ability to continue to distribute cash to its public unit-holders is dependent on the cash distributions received from IMC-Agrico Company, which will primarily be determined by prices of its commodities and the cost reductions achieved by its combined operations, and the future cash flow of FRP's sulphur and oil operations. As a result, future FRP distributions will be effected by the cyclical nature of its agricultural minerals business.