Form 10-K405, Exhibit 13
period 1995-12-31
FREEPORT MCMORAN RESOURCE PARTNERS LIMITED PARTNERSHIP
filed 1996-03-28
CIK 793421

EXHIBIT 13.1



                     SELECTED FINANCIAL AND OPERATING DATA

                    1995        1994        1993          1992        1991
                 ----------  ----------  ----------    ----------  ----------
                     (Financial Data in Thousands, Except Per Unit Amounts)
FINANCIAL DATA
Years Ended December 31:
Revenues         $  995,112  $  765,278  $  669,160    $  877,058  $  885,209
Operating
 income (loss)      194,625a    120,618b   (210,848)c      20,743      67,196
Net income (loss)   161,408a     83,966b   (246,111)c,d    20,211      15,046e
Net income (loss)
 per unit              1.56a        .81b      (2.37)c,d       .20         .18e
Distributions paid
 per publicly held
 unit                 2.415        2.40        2.40          2.40        2.40
Average units
 outstanding        103,487     103,683     103,698       101,449      83,630

At December 31:
Property, plant and
 equipment, net     949,131     910,469     970,960     1,074,332   1,009,517
Total assets      1,229,105   1,146,931   1,296,873     1,493,507   1,443,114
Long-term debt      384,241     368,637     488,102       356,563     542,766
Partners' capital   404,466     447,660     492,404       859,695     560,160


OPERATING DATA
Phosphate fertilizers -primarily DAP
Sales
 (short tons) f   3,427,700   3,193,400   3,346,600     3,984,000   4,027,000
Average
 realized price g
All phosphate
 fertilizers        $169.07     $144.13     $110.03       $127.27     $147.10
DAP                  175.11      149.32      113.09        132.11      154.07
Phosphate rock
Sales
 (short tons)f    4,470,400   4,373,400   3,840,300     3,440,500   2,247,000
Average
 realized price g    $22.53      $21.38      $22.02        $26.96      $28.21
Sulphur
Sales
 (long tons)h     3,049,700   2,087,800   1,973,200     2,346,100   2,528,200
Oil (barrels)
Sales             2,217,600   2,533,700   3,443,000     4,884,000     350,800
Average
 realized price      $15.82      $13.74      $14.43        $15.91      $13.34

a. Includes charges totaling $18.1 million ($0.18 per unit) for stock option costs resulting from the rise in FTX's common stock price during the year and an early retirement program.

b. Includes a $10.9 million charge ($0.11 per unit) primarily for certain remediation costs.

c. Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges.

d. Includes a $23.7 million cumulative charge ($0.23 per unit) for changes in accounting principle.

e. Includes a $17.7 million ($0.21 per unit) insurance settlement gain and a $96.8 million cumulative charge ($1.16 per unit) for the change in accounting for postretirement benefits other than pensions.

f. Reflects FRP's 43.6 percent, 45.1 percent and 46.5 percent share of the IMC-Agrico assets for the years ended June 30, 1996-1994, respectively, while FRP received 53.1 percent, 55 percent and 58.6 percent, respectively, of the cash flow generated during such periods.

g.   Represents average realization f.o.b. plant/mine.

h. Includes internal consumption totaling 754,400 tons, 739,900 tons, 1,138,800 tons, 1,654,300 tons and 1,612,400 tons for
1995-1991, respectively.



     FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

              MANAGEMENT'S DISCUSSION AND ANALYSIS

Freeport-McMoRan Resource Partners, Limited Partnership (FRP) has benefited from the favorable pricing trends for its phosphate fertilizer products which began in mid-1993 and have continued through 1995, as evidenced by its dramatically improved operating results and significantly higher operating cash flow. Phosphate fertilizer market fundamentals continue to remain positive with the anticipation of increased global demand coupled with a currently tight supply/demand situation.

     FRP also obtained a new credit facility (Note 5) in connection with Freeport-McMoRan Inc. (FTX), FRP's general partner and 51.5 percent owner, completing a restructuring plan to separate its copper/gold and agricultural minerals businesses into two independent financial and operating entities. The new credit agreement provides greater financial flexibility for FRP and reduced financing costs. In addition, Standard & Poor's raised FRP's senior debt rating to an investment grade of BBB-, also serving to reduce financing costs.

     Additionally, during 1995 FRP built on its already strong asset base by participating in two separate acquisitions (Note
4); the purchase of Pennzoil Co.'s Culberson sulphur mine and related assets, and the IMC-Agrico Company (IMC-Agrico) purchase of the animal feed ingredients business of Mallinckrodt Group Inc. Both acquisitions served to strengthen FRP's strategic market position. The Pennzoil transaction added both sulphur reserves and a significant sulphur transportation system. The Mallinckrodt animal feed ingredients business is one of the world's largest producers of phosphate-based animal feed ingredients with an annual capacity in excess of 700,000 tons. This business is IMC-Agrico's largest phosphoric acid customer, consuming nearly 300,000 tons per year or about seven percent of IMC-Agrico's capacity. FRP continues to evaluate additional growth opportunities.

RESULTS OF OPERATIONS
                                      1995          1994          1993
                                   ----------    ----------    ---------
                                  (In Millions, Except Per Unit Amounts)
Revenues                           $    995.1    $    765.3    $    669.2
Operating income (loss)                 194.6a        120.6b       (210.8)c
Net income (loss)                       161.4a         84.0b       (246.1)c,d
Net income (loss) per unit               1.56a          .81b        (2.37)c,d

a. Includes charges totaling $18.1 million ($0.18 per unit) for stock option costs resulting from the rise in FTX's common stock price during the year (Note 6) and an early retirement program.

b. Includes a $10.9 million charge ($0.11 per unit) primarily for certain remediation costs (Note 7).

c. Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges.

d. Includes a $23.7 million cumulative charge ($0.23 per unit) for changes in accounting principle.

1995 Compared With 1994. FRP benefited from the significant strengthening in the phosphate fertilizer markets throughout 1995 and the expansion of its sulphur production capacity (see
Selected Financial and Operating Data) resulting in higher revenues and improved operating results.

     Depreciation and amortization for 1995 decreased $7.5 million from the 1994 amount, primarily caused by a $10.5 million decline relating to FRP's disproportionate interest in the IMC-Agrico joint venture cash distributions, partially offset by a $2.7 million increase resulting from the acquired sulphur assets.

     General and administrative expenses for 1995 increased by $23.1 million, primarily because of the $18.1 million of stock option and early retirement charges noted above. The 1994 amount benefited from a $2.2 million reduction in the estimated cost of excess office space FTX allocated to FRP, discussed later. FRP's general and administrative expenses include costs incurred by FTX on FRP's behalf which are allocated to FRP on a cost-reimbursement basis under a management services agreement (Note
6).

     Interest expense decreased from 1994 as a result of lower average debt levels, partially offset by higher market interest rates.

Agricultural Minerals Operations - FRP's agricultural minerals operations, which include its fertilizer and phosphate rock operations (conducted through IMC-Agrico) and its sulphur business, reported 1995 operating income of $205.9 million on revenues of $960 million compared with operating income of $123.8 million on revenues of $730.4 million in 1994. Significant items impacting operating income are as follows (in millions):

Agricultural minerals operating income -1994        $    123.8
                                                    ----------
Increases (decreases):
  Sales volumes                                           81.3
  Realizations                                           147.7
  Other                                                    0.6
                                                    ----------
    Revenue variance                                     229.6
  Cost of sales                                         (135.4)a
  General and administrative                             (12.1)b
                                                    ----------
                                                          82.1
                                                    ----------
Agricultural minerals operating income -1995        $    205.9
                                                    ==========

a. Includes a reduction to depreciation and amortization of $26.3 million and $15.8 million for 1995 and 1994, respectively, caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

b. Includes $10.3 million of the stock option charge discussed above.

     FRP's 1995 phosphate fertilizer sales volumes were 7 percent higher than those in 1994, with IMC-Agrico experiencing continued excellent export demand and strong domestic sales for diammonium phosphate (DAP), its principal fertilizer product. The increased demand resulted in IMC-Agrico phosphate fertilizer facilities operating near capacity for the majority of 1995. Despite recent industrywide capacity utilization above 100 percent, domestic phosphate fertilizer producer inventories remain below normal. This tight supply/demand situation is reflected in improved phosphate fertilizer realizations, with FRP's average DAP realization increasing 17 percent from 1994. FRP's 1995 DAP realizations included large forward sales to China at prices which were ultimately below market prices at the time of shipment. FRP's phosphate fertilizer unit production costs were increased from 1994, reflecting higher raw material costs for ammonia and phosphate rock.

     Fertilizer prices continued to rise during the fourth quarter of 1995 and are expected to remain firm for the near term, as the increased global demand for phosphate fertilizers comes at a time when essentially no operable idle capacity exists. Furthermore, worldwide grain stocks are projected to be at their lowest-ever levels in the upcoming fertilizer season, strengthening grain prices and improving the outlook for this spring's fertilizer use. As a result, strong domestic demand is anticipated to continue into the spring with an expected 13 percent increase in planted corn acreage. Additionally, in late 1995 IMC-Agrico reached an agreement with China providing for significant shipments of DAP throughout 1996 at market-related prices at the time of shipment.

     FRP's 1995 phosphate rock sales volumes were slightly higher than in 1994. Increased demand from phosphate fertilizer producers and the addition of a long-term supply contract in October 1994 were offset by the expiration of a contract in October 1995 providing annual sales of 1.5 million tons net to FRP. Because of the low margin associated with sales under the expired contract, the impact to FRP's earnings is not significant.

     FRP's increased sulphur production capacity resulting from the Culberson mine purchase, combined with continued strong demand from the domestic phosphate fertilizer industry, resulted in a 46 percent increase in sales volumes. FRP also benefited from the strengthening in Tampa, Florida sulphur prices during 1995. To the extent U.S. phosphate fertilizer production remains strong, improved sulphur demand is expected to continue, although the availability of Canadian sulphur limits the potential for significant price increases. Main Pass unit production costs for 1995 were virtually unchanged from 1994.

Oil Operation -

                                      1995          1994
                                   ----------    ----------
Sales (barrels)                     2,217,600     2,533,700
Average realized price                 $15.82        $13.74
Operating income (in millions)           $1.9          $2.8

     In 1995, Main Pass oil operating income was impacted by $1.8 million of the previously discussed stock option charge. Net production for 1996 is estimated to approximate 1995 levels, as drilling activities are expected to generate production sufficient to offset declining reservoir production.

1994 Compared With 1993. FRP's 1994 results primarily reflect the improvement in the phosphate fertilizer market during the year and the benefits from the formation of IMC-Agrico and other restructuring activities undertaken in 1993, discussed below. Partially offsetting these positive factors were increased raw material prices for ammonia and reduced oil sales volumes.

     During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its management information systems environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring one-time costs, portions of which were allocated to FRP pursuant to its management services agreement with FTX (Note 8).

     Depreciation and amortization during 1994 declined by $52.3 million compared with 1993, primarily consisting of a $26.6 million decrease relating to the disproportionate interest in IMC-Agrico cash distributions, a $15.3 million reduction from Main Pass oil operations caused by the decline in sales volumes between periods and the $7.6 million in restructuring charges recorded in 1993. These decreases were partially offset by a $6 million increase in sulphur depreciation because of higher Main Pass sulphur production.

     General and administrative expenses reflect the benefits from the formation of IMC-Agrico and the other 1993 restructuring activities. The 1994 amount also benefited from a $2.2 million reduction in the estimated cost of excess office space FTX allocated to FRP (originally estimated as part of 1993 restructuring costs), whereas 1993 includes $7.3 million in restructuring related charges.

     Interest expense in 1994 increased as a result of the Main Pass sulphur project becoming operational for accounting purposes in July 1993 (previously, related interest costs totaling $11.1 million in 1993 were capitalized), rising interest rates and the issuance of the 8 3/4% Senior Subordinated Notes due 2004 (Note
5) which was used to reduce lower variable rate bank borrowings. These increases were partially offset by a reduction in average debt levels.

     FRP's 1993 earnings include a $23.7 million charge for the cumulative effect of changes in accounting principle for periodic scheduled maintenance costs, deferred charges and costs of management information systems (Note 1). These changes were adopted to improve the measurement of operating results by recognizing cash expenditures as expense when incurred unless they directly relate to long-lived additions. These changes did not have a material impact on operating income.

Agricultural Minerals Operations - FRP's agricultural minerals operations reported 1994 operating income of $123.8 million on revenues of $730.4 million compared with an operating loss of $105 million on revenues of $619.3 million in 1993. Significant items impacting operating income are as follows (in millions):

Agricultural minerals operating loss -1993          $   (105.0)
                                                    ----------
Increases (decreases):
  Sales volumes                                           15.8
  Realizations                                           102.7
  Other                                                   (7.4)
                                                    ----------
    Revenue variance                                     111.1
  Cost of sales                                           46.8a,b
  1993 provision for restructuring charges                33.9
  1993 loss on valuation and sale of assets, net          14.8
  General and administrative and other                    22.2a
                                                    ----------
                                                         228.8
                                                    ----------
  Agricultural minerals operating income-1994       $    123.8
                                                    ==========

a. 1993 included $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project.

b. 1994 included a $15.8 million reduction and 1993 included a $10.8 million increase to depreciation and amortization caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

     FRP's 1994 phosphate fertilizer sales volumes were slightly below 1993 levels. Producer inventories remained at prior year levels despite a rise in industrywide production. As a result, phosphate fertilizer prices rose sharply from the near 20-year lows experienced during 1993, with FRP's average DAP realization increasing 32 percent. Unit production costs benefited from efficiencies at IMC-Agrico, somewhat offset by higher raw material prices for ammonia.

     FRP's phosphate rock sales volumes rose 14 percent during 1994, reflecting increased demand and the advent of a supply contract in October 1994 adding annual sales of approximately 0.8 million tons net to FRP through 2004.

     Main Pass sulphur production increased during 1994, reducing unit production costs below 1993 levels. With increased Main Pass production, FRP ceased operating the marginally profitable Caminada mine in January 1994. Average sulphur realizations for 1994 were lower, reflecting the decline in prices which occurred throughout 1993. However, improved phosphate fertilizer operating rates, coupled with reduced imports, resulted in sulphur price increases during the second half of 1994.

Oil Operation -

                                      1994          1993
                                   ----------    ----------
Sales (barrels)                     2,533,700     3,443,000
Average realized price                 $13.74        $14.43
Operating income (in millions)           $2.8        $(61.5)

     Main Pass oil production was limited during 1994 because of a redevelopment program which involved drilling two additional wells and recompleting three existing wells. Oil realizations recovered somewhat from the significant decline which occurred in late 1993. The 1993 price decline resulted in a $60 million charge to FRP's earnings for the excess net book value of its oil assets over the estimated future net cash flow to be received.

CAPITAL RESOURCES AND LIQUIDITY

Net cash provided by (used in) operating activities was $284.9 million in 1995, $221.4 million in 1994 and $(2.9) million in 1993. Fluctuations in these amounts were primarily caused by the
varying level of FRP's earnings.   Also benefiting the 1995 and
1994 periods were working capital reductions achieved by IMC-Agrico and the sale of receivables (Note 1).

     Net cash provided by (used in) investing activities was $(83.8) million in 1995, $15.6 million in 1994 and $2.5 million in 1993. Based on current estimates, capital expenditures for 1996 will approximate $45 million. Investing cash flow for 1995 included the Mallinckrodt acquisition, while 1994 and 1993 benefited from the receipt of proceeds from asset sales.

     Net cash provided by (used in) financing activities totaled $(188.5) million in 1995, $(251.6) million in 1994 and $17.8 million in 1993. Distributions to partners rose in 1995, as higher cash flow from operations resulted in continued distributions to the public unitholders and an increased level of distributions paid to FTX. In early 1994, FRP issued $150 million of 8 3/4% Senior Subordinated Notes, using the proceeds to reduce bank indebtedness, thereby lengthening the maturity and fixing the interest cost on a portion of FRP's debt. FRP believes that its short-term cash requirements will be met from internally generated funds and borrowings under its credit facility ($183 million of additional borrowings available at February 6, 1996).

     Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 19, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million), payable February 15, 1996, reducing the unpaid distributions to FTX by $2.6 million. The remaining $379.9 million of unpaid distributions to FTX are recoverable from one-half of any excess of future quarterly FRP distributions over 60 cents per unit for all units. FRP's future distributions will be dependent on the distributions received from IMC-Agrico and cash flow from FRP's sulphur and oil operations.

     Distributable cash in January 1996 included $64.3 million from IMC-Agrico. Future distributions from IMC-Agrico will depend primarily on the phosphate fertilizer market, discussed earlier, and FRP's share of IMC-Agrico cash distributions (Current Interest). FRP's Current Interest is presently 53.1 percent through June 30, 1996, changing to 53.5 percent for the twelve months ended June 30, 1997 and declining to 40.6 percent thereafter. However, in January 1996 FRP and its joint venture partner in IMC-Agrico agreed to an increase in FRP's Current Interest of 0.85 percent and a modification of certain product pricing between IMC-Agrico and the joint venture partner. This agreement is subject to the joint venture partner consummating a merger.

ENVIRONMENTAL

FTX and its affiliates, including FRP, have a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX and its affiliates have conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits FTX and its affiliates' operations to compliance with local, state and federal laws and regulations, and prescribes the use of periodic environmental audits of all facilities to evaluate compliance status and communicate that information to management. FTX has access to environmental specialists who have developed and implemented corporatewide environmental programs. FTX's operating units, including FRP, continue to study methods to reduce discharges and emissions.

     Federal legislation (sometimes referred to as "Superfund") requires payments for cleanup of certain waste sites, even though waste management activities were performed in compliance with regulations applicable at the time. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at operating sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.

     FRP has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Further, FRP is aware of additional sites for which it may receive such notices in the future. Some of these sites involve significant cleanup costs; however, at each of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FRP believes that the aggregation of any costs associated with the potential liabilities at those sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FRP believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

     FRP, through FTX, maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 7).

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. The Florida Department of Environmental Protection was notified and IMC-Agrico pumped grout material into the sinkhole, thereby plugging it and preventing further collapse. Groundwater monitoring wells indicate that, to date, any impacts from the sinkhole have been contained on-site. This issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

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

Rene L. Latiolais                                 Charles W. Goodyear
President and                                Executive Vice President and
Chief Executive Officer                        Chief Financial Officer




     FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                         BALANCE SHEETS

                                         December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
                                        (In Thousands)
ASSETS
Current assets:
Cash and short-term investments    $   22,508    $    9,859
Accounts receivable:
  Customers                            57,047        42,312
  Other                                24,054        15,953
Inventories:

  Products                             83,924        79,377
  Materials and supplies               35,086        30,300
Prepaid expenses and other              3,692         1,350
                                   ----------    ----------
  Total current assets                226,311       179,151
                                   ----------    ----------
Property, plant and equipment       1,829,271     1,744,392
Less accumulated depreciation
 and amortization                     880,140       833,923
                                   ----------    ----------
  Net property, plant and
   equipment                          949,131       910,469
                                   ----------    ----------
Other assets                           53,663        57,311
                                   ----------    ----------
Total assets                       $1,229,105    $1,146,931
                                   ==========    ==========

LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued
 liabilities                       $  127,020    $   84,888
Long-term debt, less current
 portion                              384,241       368,637
Reclamation and mine shutdown
 reserves                             112,788        96,445
Accrued postretirement
 benefits and other liabilities       200,590       149,301
Partners' capital                     404,466       447,660
                                   ----------    ----------
Total liabilities and
 partners' capital                 $1,229,105    $1,146,931
                                   ==========    ==========

The accompanying notes are an integral part of these financial statements.



     FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                    STATEMENTS OF OPERATIONS

                                          Years Ended December 31,
                                   --------------------------------------
                                      1995          1994          1993
                                   ----------    ----------    ----------
                                   (In Thousands, Except Per Unit Amounts)
Revenues                           $  995,112    $  765,278    $  669,160
Cost of sales:
Production and delivery               687,541       547,297       556,712
Depreciation and amortization          44,830        52,344       104,686
                                   ----------    ----------    ----------
  Total cost of sales                 732,371       599,641       661,398
Exploration expenses                        -             -         3,092
Provision for restructuring
 charges                                    -             -        33,947
Loss on valuation and sale of
 assets, net                                -             -       114,802
General and administrative
 expenses                              68,116        45,019        66,769
                                   ----------    ----------    ----------
  Total costs and expenses            800,487       644,660       880,008
                                   ----------    ----------    ----------
Operating income (loss)               194,625       120,618      (210,848)
Interest expense, net                 (31,518)      (33,519)      (12,870)
Other income (expense), net            (1,699)       (3,133)        1,307
                                   ----------    ----------    ----------
Income (loss) before changes
 in accounting principle              161,408        83,966      (222,411)
Cumulative effect of changes
 in  accounting principle                   -             -       (23,700)
                                   ----------    ----------    ----------
Net income (loss)                  $  161,408    $   83,966    $ (246,111)
                                   ==========    ==========    ==========

Net income (loss) per unit:
Before changes in accounting
 principle                              $1.56          $.81        $(2.14)
Cumulative effect of changes in
 accounting principle                       -             -          (.23)
                                        -----          ----        ------
                                        $1.56          $.81        $(2.37)
                                        =====          ====        ======

Average units outstanding             103,487       103,683       103,698

Distributions paid per
 publicly held unit                    $2.415         $2.40         $2.40
                                       ======         =====         =====

The accompanying notes are an integral part of these financial statements.

     FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                     STATEMENTS OF CASH FLOW

                                          Years Ended December 31,
                                   --------------------------------------
                                      1995          1994          1993
                                   ----------    ----------    ----------
                                               (In Thousands)
Cash flow from operating activities:
Net income (loss)                  $  161,408    $   83,966    $ (246,111)
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating activities:
  Cumulative effect of changes
   in accounting principle                  -             -        23,700
  Depreciation and amortization        44,830        52,344       104,686
  Loss on valuation and sale
   of assets, net                           -             -       114,802
  Cash distributions from
   IMC-Agrico in excess of
   interest in capital                 40,835        43,293             -
  Reclamation and mine
   shutdown expenditures              (10,545)       (9,837)       (9,980)
  (Increase) decrease in
   working capital, net
   of effect of acquisitions and dispositions:
    Accounts receivable               (13,252)        3,531           710
    Inventories                         4,471        20,522        20,793
    Prepaid expenses and other         (2,413)          679          (495)
    Accounts payable and accrued
     liabilities                       39,630        14,688       (31,427)
  Other                                19,980        12,244        20,376
                                   ----------    ----------    ----------
Net cash provided by (used in)
 operating activities                 284,944       221,430        (2,946)
                                   ----------    ----------    ----------

Cash flow from investing activities:
Capital expenditures                  (39,485)      (29,681)      (52,170)
  Mallinckrodt purchase               (46,200)            -             -
Sale of assets                            375        44,774        49,961
Other                                   1,531           530         4,711
                                   ----------    ----------    ----------
Net cash provided by (used in)
 investing activities                 (83,779)       15,623         2,502
                                   ----------    ----------    ----------

Cash flow from financing activities:
Distributions to partners            (202,541)     (127,368)     (121,180)
Proceeds from debt                    648,343        54,629       468,137
Repayment of debt                    (632,257)     (323,686)     (329,164)
Purchase of Partnership units          (2,061)       (1,342)            -
Proceeds from sale of 8 3/4%
 Senior Subordinated Notes                  -       146,125             -
                                   ----------    ----------    ----------
Net cash provided by (used in)
 financing activities                (188,516)     (251,642)       17,793
                                   ----------    ----------    ----------
Net increase (decrease) in
 cash and short-term investments       12,649       (14,589)       17,349
Cash and short-term investments
 at beginning of year                   9,859        24,448         7,099
                                   ----------    ----------    ----------
Cash and short-term investments
 at end of year                    $   22,508    $    9,859    $   24,448
                                   ==========    ==========    ==========


Interest paid                      $   28,997    $   26,349    $   22,997
                                   ==========    ==========    ==========

The accompanying notes, which include information in Notes 4 and 8 regarding noncash transactions, are an integral part of these financial statements.



     FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

           STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                       Units Outstanding             Partners' Capital
                   --------------------------  ------------------------------
                   General   Limited   Total    General    Limited    Total
                   -------   -------  -------  ---------  --------- ---------
                                        (In Thousands)
Balance at
 January 1, 1993    53,208    50,490  103,698  $ 441,119  $ 418,576 $ 859,695
  Net loss               -         -        -   (126,277)  (119,834) (246,111)
  Partnership
   distributions         -         -        -          -   (121,180) (121,180)
  Reallocation
   caused by
   disproportionate
   distributions         -         -        -    (62,176)    62,176         -
  Other                 (3)        3        -        (23)        23         -
                   -------   -------  -------   --------  --------- ---------
Balance at
 December 31,
 1993               53,205    50,493  103,698    252,643    239,761   492,404
  Net income             -         -        -     43,089     40,877    83,966
  Partnership
   distributions         -         -        -     (6,184)  (121,184) (127,368)
  Purchase of
   Partnership
   units                 -       (95)     (95)      (490)      (852)   (1,342)
  Reallocation
   caused by
   disproportionate
   distributions         -         -        -    (59,166)    59,166         -
                   -------   -------  -------  ---------   -------- ---------
Balance at December
 31, 1994           53,205    50,398  103,603    229,892    217,768   447,660
  Net income             -         -        -     83,014     78,394   161,408
  Partnership
   distributions         -         -        -    (81,102)  (121,439) (202,541)
  Purchase of
   Partnership
   units                 -      (137)    (137)      (764)    (1,297)   (2,061)
  FTX purchase
   of Partnership
   units               117      (117)       -        443       (443)        -
  Reallocation
   caused by
   disproportionate
   distributions         -         -        -    (23,038)    23,038         -
                   -------   -------  -------  ---------  --------- ---------
Balance at
 December 31,
 1995               53,322    50,144  103,466  $ 208,445  $ 196,021 $ 404,466
                   =======   =======  =======  =========  ========= =========

The accompanying notes are an integral part of these financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Ownership. The financial statements of Freeport-McMoRan Resource Partners, Limited Partnership (FRP), a Delaware limited partnership, include all majority-owned subsidiaries. Investments in joint ventures and partnerships, including IMC-Agrico Company (IMC-Agrico), are reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1995 presentation. Freeport-McMoRan Inc. (FTX) owned 51.5 percent of FRP as of December 31, 1995 and serves as FRP's general partner.

Use of Estimates. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents. IMC-Agrico's cash and short-term investments are not available to FRP until a distribution is paid by IMC-Agrico (Note 2).

Accounts Receivable. IMC-Agrico has an agreement whereby it can sell on an ongoing basis up to $65 million of accounts receivable. FRP's accounts receivable at December 31, 1995 and 1994 were net of $28.3 million and $17.9 million of receivables sold, respectively.

Inventories. Inventories are generally stated at the lower of average cost or market.

Property, Plant and Equipment. Property, plant and equipment are carried at cost, including capitalized interest during the construction and development period. Expenditures for replacements and improvements are capitalized. FRP follows the successful efforts accounting method for its sole oil property, Main Pass Block 299. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that their carrying amount may not be recoverable. FRP adopted FAS 121 effective January 1,1995, the effect of which was not material.

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

     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1995, FRP had accrued $53.9 million for abandonment and restoration of its non-operating sulphur assets, approximately one-half of which will be reimbursed by third parties, and $42.7 million for reclamation of land relating to mining and processing phosphate rock. FRP estimates that its share of abandonment and restoration costs for its two operating sulphur mines will total approximately $50 million, $17.6 million of which had been accrued at December 31, 1995, with essentially all costs being incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time due to changes in government regulations, operations, technology and inflation.

Income Taxes. FRP is not a taxable entity; therefore, no income taxes are reported in its financial statements.

Changes in Accounting Principle. During 1993, FRP adopted the following changes in accounting principle:

     Periodic Scheduled Maintenance - These costs are expensed when incurred. Previously, costs were capitalized when incurred and amortized.

     Deferred Charges - Costs that directly relate to the acquisition, construction and development of assets and to the issuance of debt and related instruments are deferred.
Previously, certain other costs that benefited future periods were deferred.

     Management Information Systems (MIS) - MIS equipment and software that have a material impact on net income are capitalized. Other MIS costs, including equipment and purchased software, that involve immaterial amounts (currently individual expenditures of less than $0.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized.

2.   IMC-AGRICO

In July 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock. FRP's "Current Interest", reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest", reflecting the purchase or sale of long-term assets or any required capital contributions, was 46.5 percent. These ownership percentages (53.1 percent and 43.6 percent, respectively, at December 31, 1995) decline in annual increments to 40.6 percent for the fiscal year ending June 30, 1998 and remain constant thereafter. In January 1996, FRP and IGL agreed to an increase in FRP's Current and Capital Interest of 0.85 percent, subject to IGL consummating a merger. At December 31, 1995, FRP's investment in IMC-Agrico totaled $429.2 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.

3.   DISTRIBUTIONS

Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 before any distributions may be made to FTX. On January 19, 1996, FRP declared a distribution of 62.5 cents per publicly held unit ($31.3 million) and 67.35 cents per FTX-owned unit ($35.9 million), reducing the unpaid distributions to FTX to $379.9 million. Unpaid FTX distributions are recoverable from one-half of any amount by which future quarterly distributable cash exceeds a 60 cents per unit distribution.

4.   ACQUISITIONS

In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999. The purchase price allocation is as follows (in thousands):

Current assets                                      $    5,635
Property, plant and equipment                           48,837
Current liabilities                                     (7,499)
Reclamation and mine shutdown reserves                 (15,200)
Accrued long-term liabilities                          (31,773)
                                                    ----------
  Net cash investment                               $        -
                                                    ==========

     Accrued long-term liabilities include the estimated future installment payments based on the prevailing sulphur price at the time of acquisition.

     In October 1995, IMC-Agrico acquired the animal feed ingredients business of Mallinckrodt Group Inc. for $110 million cash. FRP funded its portion of the purchase price with borrowings under its credit agreement. The purchase price allocation is as follows (in thousands):

Current assets                                      $   19,503
Property, plant and equipment                           35,329
Current liabilities                                     (8,632)
                                                    ----------
  Net cash investment                               $   46,200
                                                    ==========

  5. LONG-TERM DEBT

                                         December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
                                        (In Thousands)
FRP credit agreement,
 average rate of 7.1% in
 1995 and 5.2% in 1994             $  196,400    $  205,000
8 3/4% Senior
 Subordinated Notes
 due 2004                             150,000       150,000
Note payable to FTX                    24,740             -
Other                                  13,440        13,951
                                   ----------    ----------
                                      384,580       368,951
Less current portion,
 included in accounts payable             339           314
                                   ----------    ----------
                                   $  384,241    $  368,637
                                   ==========    ==========

     In 1995, FTX obtained a new variable rate revolving credit facility (the Credit Agreement). The facility provides $400 million of credit, all of which is available to FRP ($213 million of additional borrowings available at December 31, 1995) and $75 million of which is available to FTX, through July 2000. Under this facility, FTX is required to retain control of FRP and FRP is not permitted to enter into any agreement restricting its ability to make distributions or create liens on its assets. As security for the banks, FRP has pledged its interest in IMC-Agrico and Main Pass oil, while FTX has pledged units representing 50.1 percent of FRP. The Credit Agreement provides for FRP minimum working capital requirements, specified cash flow to interest coverage, maximum debt to capitalization ratios and restrictions on other borrowings.

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

     In February 1994, FRP sold publicly $150 million of 8 3/4%
Senior Subordinated Notes.  Based on the December 31, 1995
closing market price, this debt had a fair value of $151.9 million.

     At times FRP has minimized amounts outstanding under the Credit Agreement by borrowing excess funds from FTX. Interest was charged based on Credit Agreement rates and totaled $1.8 million in 1995, $0.6 million in 1994 and $6.3 million in 1993.

     FRP entered into an interest rate swap in 1988 to manage exposure to interest rate changes on a portion of its variable rate debt. FRP pays 10.2 percent on $32.7 million of financing at December 31, 1995, reducing annually through 1999. FRP received an average interest rate of 6.2 percent in 1995, 4.3 percent in 1994 and 3.3 percent in 1993, resulting in additional interest costs of $1.4 million, $2.6 million and $3.5 million, respectively. Based on market conditions at December 31, 1995, unwinding this interest swap would require an estimated $3.2 million.

     The minimum principal payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1995 are $0.3 million, $0.4 million, $0.5 million, $0.5 million and $221.1 million.

     Capitalized interest totaled $11.1 million in 1993.

6.   PENSION AND OTHER EMPLOYEE BENEFITS

Management Services Agreement. FRP has no employees and a limited number of officers, each of whom is an employee or officer of FTX. Through December 31, 1995, FTX furnished certain management and administrative services to FRP under a management services agreement. These costs, which include related overhead, totaled $38.9 million in 1995 (including $15.3 million for stock option costs resulting from the rise in FTX's common stock price during the year), $25 million in 1994 and $47.1 million in 1993 (excluding restructuring costs). As of January 1, 1996, FM Services Company (FMS), a newly formed entity owned 50 percent each by FTX and FCX, will provide certain administrative, financial and other services that were previously provided by FTX on a similar cost-reimbursement basis. FTX operates the Main Pass oil facilities and charges for specified overhead and other costs, FRP's share being $1 million in 1995, $0.8 million in 1994 and $0.9 million in 1993.

Pensions. Substantially all employees are covered by FTX's defined benefit plan. Additionally, for those participants in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsored an unfunded nonqualified plan. The accumulated benefits and plan assets are not separately determined and amounts allocated to FRP under this plan have not been material. As of December 31, 1995, FTX's accumulated benefit obligation exceeded the plan assets by $9.8 million. FMS and FCX will establish their own plans which will assume liabilities equal to the accumulated benefit obligation for the transferred employees and FTX will transfer assets equal to the liabilities assumed, while providing essentially the same benefits to employees.

     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1995, FRP's share of the actuarial present value of the vested projected benefit obligation was $10 million, based on a discount rate of 8.2 percent and a 5 percent annual increase in future compensation levels, with its share of plan assets totaling $2.7 million. FRP's share of the expense related to these plans totaled $4.6 million in 1995, $3.6 million in 1994 and $1.5 million in 1993.

Other Postretirement Benefits. FTX provides certain health care and life insurance benefits for retired employees. The related expense allocated from FTX totaled $8.9 million in 1995 ($1.2 million for service cost and $7.7 million in interest for prior period services), $9.9 million in 1994 ($1.1 million and $8.8 million, respectively) and $9.6 million in 1993 ($1.5 million and $8.1 million, respectively). These benefits will be provided by FTX and FMS beginning in 1996. Summary information of the plan follows:

                                         December 31,
                                   ------------------------
                                      1995          1994
                                   ----------    ----------
Actuarial present value of              (In Thousands)
 accumulated postretirement
 obligation:
  Retirees                         $   93,791    $   92,577
  Fully eligible active
   plan participants                    9,491         7,455
  Other active plan participants       14,328         3,903
                                   ----------    ----------
Total accumulated
 postretirement obligation            117,610       103,935
Unrecognized net gain (loss)           (6,327)        3,418
                                   ----------    ----------
Accrued postretirement
 benefit cost                      $  111,283    $  107,353
                                   ==========    ==========

     The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7 percent in 1995 and 8.25 percent in 1994. FTX has the right to modify or terminate these benefits. FRP anticipates funding these costs, in addition to the annual cash costs, over the expected life of its mineral reserves.

     The operator of IMC-Agrico provides certain health care benefits for retired employees. At July 1, 1995, FRP's share of the accumulated postretirement obligation was $4.2 million, which was unfunded. FRP's share of expense has not been material. The initial health care cost trend rate used was 9.8 percent, decreasing gradually to 5.5 percent in 2003. The discount rate used was 8.2 percent. Employees are not vested and benefits are subject to change.

7.   COMMITMENTS AND CONTINGENCIES

Long-Term Contracts and Operating Leases. FRP has an agreement through 2009 with a third party that provides and operates a sulphur tanker for minimum annual payments of $12.8 million. FRP's minimum annual contractual charges under noncancelable long-term contracts and operating leases, including the sulphur tanker, total $197.8 million, with $19.5 million in 1996, $15.8 million in 1997, $15.2 million in 1998, $14.8 million in 1999 and $14.9 million in 2000.

Environmental. FRP has an indemnification for environmental remediation costs in excess of an aggregate $5 million on certain identified sites (FRP has previously accrued the $5 million). In anticipation of reaching the $5 million indemnity, the third party has assumed management of response activities for the indemnified sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any additional liability at the indemnified sites. FRP believes its exposure on other sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FRP believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

     In June 1994, a sinkhole was found at a phosphogypsum storage area at IMC-Agrico's New Wales, Florida facility. The Florida Department of Environmental Protection was notified and IMC-Agrico pumped grout material into the sinkhole, thereby plugging it and preventing further collapse. Groundwater monitoring wells indicate that, to date, any impacts from the sinkhole have been contained on-site. This issue continues to be monitored. If there were contamination, which IMC-Agrico considers unlikely, the costs that would be required are uncertain and cannot be estimated at the present. If significant costs were incurred it would be necessary to determine the applicability of insurance coverage maintained by IMC-Agrico, and separately by FRP, and for the sharing of costs between the joint venture partners.

     FRP has made, and will continue to make, expenditures at its operations for protection of the environment. FRP is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable because of such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability.

8.   RESTRUCTURING AND VALUATION CHARGES

Restructuring Charges. During 1993, FRP recognized restructuring expenses totaling $33.9 million, including $22.1 million allocated from FTX. The charges consisted of $15.5 million for personnel related costs, $7 million for excess office space and furniture and fixtures resulting from staff reductions, $1.8 million for downsizing its MIS structure, $8.8 million for IMC-Agrico formation costs and $0.8 million of deferred charges relating to FRP's credit facility which was substantially revised.

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

Asset Sales/Recoverability. During 1993, FRP sold its remaining interests in producing geothermal properties for $63.5 million, consisting of $23 million in cash and $40.5 million of interest-bearing notes, recognizing a $31 million charge to expense and recording a $9 million charge for impairment of its undeveloped geothermal properties. In 1994, FRP received prepayment of these notes.

     In 1993, FRP charged $86.6 million to expense for the recovery of certain assets, primarily its Main Pass oil ($60 million) and non-Main Pass sulphur assets. FRP also recognized an $11.8 million gain primarily from the sale of certain previously mined phosphate rock acreage.

9.   SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proved and probable mineral reserves, including proved oil reserves, follow:

                                        December 31,
                  -------------------------------------------------------
                    1995       1994        1993        1992        1991
                  --------   --------    --------    --------    --------
                                      (In Thousands)
Sulphur
-long tons a        55,185     41,018      38,637      41,570      42,780
Phosphate rock
-short tons b      186,375    206,661     215,156     208,655     206,183
Oil-barrels          6,638      7,279       9,962      13,861      18,496

a. Main Pass reserves are subject to a 12.5 percent royalty based on net mine revenues. Culberson reserves totaled 15.4 million tons for 1995 and are subject to a 9 percent royalty based on net mine revenues.

b.   For 1995-1993, represents FRP's share, based on its Capital
Interest ownership, of the IMC-Agrico reserves. Contains an average of 68 percent bone phosphate of lime.

10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                         Revenues     Operating       Income      Net Income
                        ----------    ----------    ----------    ----------
                                (In Thousands, Except Per Unit Amounts)
1995
  1st Quarter           $  254,265    $   54,315    $   46,332     $.45
  2nd Quarter              233,203        48,956        40,926      .40
  3rd Quarter a            242,908        35,085        26,835      .26
  4th Quarter b            264,736        56,269        47,315      .46
                        ----------    ----------    ----------
                        $  995,112 c  $  194,625    $  161,408     1.56
                        ==========    ==========    ==========

1994 d
  1st Quarter           $  182,073    $   23,451    $   13,413     $.13
  2nd Quarter              185,444        28,762        20,536      .20
  3rd Quarter              188,479        32,072        23,261      .22
  4th Quarter              209,282        36,333        26,756      .26
                        ----------    ----------    ----------
                        $  765,278c   $  120,618    $   83,966      .81
                        ==========    ==========    ==========

a. Includes a $12.3 million charge ($0.12 per unit) for stock option costs resulting from the rise in FTX's common stock price during the period.

b. Includes charges totaling $5.4 million ($0.05 per unit) for stock option costs and an early retirement program.

c. No customers accounted for ten percent or more of total revenues. Export sales totaled 41 percent in 1995, 38 percent in 1994 and 32 percent in 1993.

d.   Includes charges of $2.9 million ($0.03 per unit), $0.9
million ($0.01 per unit), $3.4 million ($0.03 per unit) and $3.7 million ($0.04 per unit) for the quarterly periods of 1994, respectively, primarily for certain remediation costs.




            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED
PARTNERSHIP:

We have audited the accompanying balance sheets of Freeport-McMoRan Resource Partners, Limited Partnership (the Partnership), a Delaware Limited Partnership, as of December 31, 1995 and 1994, and the related statements of operations, cash flow and changes in partners' capital for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Partnership's share of the Joint Venture constitutes 47 percent of assets as of December 31, 1995 and 1994, and 80 percent, 85 percent and 37 percent of the Partnership's total revenues for the years ended December 31, 1995, 1994 and 1993, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Partnership's interest in the Joint Venture, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1995 and 1994 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, effective January 1, 1993, the Partnership changed its method of accounting for periodic scheduled maintenance costs, deferred charges and costs of management information systems.

                                        Arthur Andersen LLP

New Orleans, Louisiana,
  January 23, 1996




FRP UNITS. Our units trade on the New York Stock Exchange (NYSE) under the symbol "FRP." The FRP unit price is reported daily in the financial press under "FMRP" in most listings of NYSE securities. At yearend 1995, the number of holders of record of the partnership's units was 14,050. Under federal law, ownership of FRP units is limited to United States citizens. A United States citizen is defined as a person who is eligible to own interests in federal mineral leases, which generally includes (i) U.S. citizens, (ii) domestic entities owned by U.S. citizens, and
(iii) domestic corporations owned by U.S. citizens and/or certain foreign persons.

     Unit price ranges on the NYSE composite tape during 1995 and 1994:

                                      1995                1994
                               ------------------  ------------------
                                 High      Low       High       Low
                               --------  --------  --------   --------
First Quarter                   $17.13     $14.25    $20.50     $17.88
Second Quarter                   17.38      14.88     20.00      17.13
Third Quarter                    20.00*     17.13     18.63      16.13
Fourth Quarter                   20.38      18.38     17.38      13.38

OWNERSHIP AT DECEMBER 31, 1995.

                                               Units     Percent
                                            -----------  --------
Public Unitholders                           50,143,845     48.46
Freeport-McMoRan Inc.                        53,321,933     51.54
                                            -----------  --------
                                            103,465,778    100.00
                                            ===========  ========

CASH DISTRIBUTIONS. Cash distributions declared and paid to public unitholders during the past 12 months total $2.44 per unit. If in any quarter through December 31, 1996, FRP's public unitholders receive cash distributions of less than 60 cents per unit, public unitholders are entitled to receive in subsequent quarters any prior quarter's shortfall below 60 cents per publicly held unit before any cash distributions may be made to holders of general partnership interests. Cash distributions declared and paid per publicly held unit for the quarterly periods of 1995 and 1994 were:

                                         1995
                       ----------------------------------------
                        Amount       Record          Payment
                       Per Unit       Date            Date
                       --------  --------------  --------------
First Quarter             $.615   Apr. 28, 1995   May  15, 1995
Second Quarter             .60    Jul. 31, 1995   Aug. 15, 1995
Third Quarter              .60    Oct. 31, 1995   Nov. 15, 1995
Fourth Quarter             .625   Jan. 31, 1996   Feb. 15, 1996


                                         1994
                       ----------------------------------------
                        Amount       Record          Payment
                       Per Unit       Date            Date
                       --------  --------------  --------------
First Quarter              $.60   Apr. 29, 1994   May  14, 1994
Second Quarter              .60   Jul. 29, 1994   Aug. 15, 1994
Third Quarter               .60   Oct. 31, 1994   Nov. 15, 1994
Fourth Quarter              .60   Jan. 31, 1995   Feb. 15, 1995


     Cash distributions in 1995 were a return of capital for federal income tax purposes and will generally not be taxed, although the partnership did generate taxable income that is reportable by some, but not all, unitholders. In March unitholders receive individualized tax information for the previous year from the partnership. For additional information, please contact the Investor Relations Department.

     FRP has announced that beginning with the cash distribution for the fourth quarter of 1993, it no longer intends to supplement distributable cash with borrowings. FRP's ability to continue to distribute cash to its public unitholders is dependent on the cash distributions received from IMC-Agrico Company, which will primarily be determined by its operating results, and the future cash flow of FRP's sulphur and oil operations. As a result, future FRP distributions will be effected by the cyclical nature of its agricultural minerals business.