Form 10-K405, Exhibit 13
period 1996-12-31
FREEPORT MCMORAN RESOURCE PARTNERS LIMITED PARTNERSHIP
filed 1997-04-01
CIK 793421

Exhibit 13.1






       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                SELECTED FINANCIAL AND OPERATING DATA



                1996          1995          1994          1993          1992
             ----------    ----------    ----------    ----------    ----------
                (Financial Data in Thousands, Except Per Unit Amounts)
FINANCIAL DATA
Years Ended
 December 31:
Revenues     $  957,034    $  995,112    $  765,278    $  669,160    $  877,058
Operating
 income
 (loss)         211,871  a    194,625  b    120,618  c   (210,848)d    20,743
Net income
 (loss)         177,301  a    161,408  b     83,966  c   (246,111)d    20,211
Net income
 (loss) per
 unit              1.71  a       1.56  b        .81  c      (2.37)d,e     .20
Distributions
 paid per
 publicly
 held unit        2.435         2.415          2.40          2.40          2.40
Average units
 outstanding    103,466       103,487       103,683       103,698       101,449

At December 31:
Property, plant
 and equipment,
 net            919,237       949,131       910,469       970,960     1,074,332
Total assets  1,199,778     1,229,105     1,146,931     1,296,873     1,493,507
Long-term
 debt           403,030       384,241       368,637       488,102       356,563
Partners'
 capital        359,648       404,466       447,660       492,404       859,695


OPERATING DATA
Phosphate
 fertilizers
 -primarily DAP
  Sales
   (short
   tons)      3,201,800     3,427,700     3,193,400     3,346,600     3,984,000
  Average
   realized
   price f
    All
    phosphate
     ferti-
    lizers      $181.00       $169.07       $144.13       $110.03       $127.27
    DAP          186.17        175.11        149.32        113.09        132.11
Phosphate rock
  Sales
   (short
   tons)      2,919,100     4,470,400     4,373,400     3,840,300     3,440,500
  Average
   realized
   price f       $25.60        $22.53        $21.38        $22.02        $26.96
Sulphur
  Sales (long
   tons) g    2,900,000     3,049,700     2,087,800     1,973,200     2,346,100
Oil
  Sales
   (barrels)  1,895,500     2,217,600     2,533,700     3,443,000     4,884,000
  Average
   realized
   price         $19.49        $15.82        $13.74        $14.43        $15.91

a. Includes a gain of $11.9 million ($0.12 per unit) resulting from the increase in FRP's ownership of IMC-Agrico and a $3.0 million charge ($0.03 per unit) for asset valuations at IMC-Agrico.

b. Includes charges totaling $18.1 million ($0.18 per unit) primarily for stock appreciation rights costs caused by the significant rise in FTX's common stock price during the year.

c. Includes a $10.9 million charge ($0.11 per unit) primarily for certain remediation costs.

d. Includes a net charge of $173.6 million ($1.67 per unit) primarily for restructuring, asset recoverability and other related charges.

e. Includes a $23.7 million cumulative charge ($0.23 per unit) for changes in accounting principle.

f.   Represents average realization f.o.b. plant/mine.

g. Includes internal consumption totaling 730,300 tons, 754,400 tons, 739,900 tons, 1,138,800 tons and 1,654,300 tons for 1996-1992, respectively.


       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                 MANAGEMENT'S DISCUSSION AND ANALYSIS



OVERVIEW

Freeport-McMoRan Resource Partners, Limited Partnership (FRP), through its subsidiaries and joint venture operations, is one of the world's leading integrated phosphate fertilizer producers. FRP is a joint venture partner in IMC-Agrico Company (Note 2), the world's largest and one of the lowest cost producers, marketers and distributors of phosphate fertilizers. IMC-Agrico's business also includes the mining and sale of phosphate rock and the production, marketing and distribution of animal feed ingredients. FRP's Main Pass sulphur mine, offshore Louisiana in the Gulf of Mexico, and its Culberson mine in Texas also make FRP the largest producer of Frasch sulphur in the world. Main Pass also contains proved oil reserves that FRP produces and sells for the Main Pass joint venture.



     The combined sulphur, phosphate mining and fertilizer production operations provide FRP with the competitive advantages of vertical integration and operating efficiencies and reduce the sensitivity of FRP's phosphate fertilizer costs to changes in raw material prices. FRP also believes that the strategic location of IMC-Agrico's fertilizer operations, both in Florida and on the Mississippi River, provide it with a competitive advantage over other fertilizer producers.



     Management has been able to move forward on several growth opportunities as follows:



* In June 1996, FRP, a significant consumer of natural gas in its sulphur and fertilizer operations, acquired a 25 percent leasehold interest in an oil and gas joint venture to explore a 35,000 acre project area in south Louisiana where high-potential, high-risk prospects had been identified. One non-commercial well has been drilled and another exploratory well is in progress. FRP will consider opportunities for further oil and gas investments, including activities involving McMoRan Oil & Gas Co. (MOXY). These future investments may be significant.



* In September 1996, IMC-Agrico entered into an exclusive letter of intent with Chinese authorities to conduct joint feasibility studies and, if commercially viable, to develop phosphate ore resources in





Yunnan Province. The agreement covers extensive phosphate resources and envisions the joint development of high-analysis phosphate fertilizer manufacturing facilities in China.



* In October 1996, IMC-Agrico significantly augmented its existing strategic phosphate rock reserve position by purchasing 24,000 acres of land in central Florida. The land is estimated to contain in excess of 100 million tons of phosphate rock and helped to increase FRP's phosphate rock reserves by over 30 percent, after production.



* FRP also continues to evaluate a potential phosphate mine and upgrading project in Sri Lanka. This project would be undertaken through a joint venture involving the Government of Sri Lanka, IMC-Agrico and another party. Because of the strategic location of this project in close proximity to Asian customers, it would have potentially favorable economic competitive advantages.



     In September 1996, Freeport-McMoRan Inc. (FTX), FRP's general partner and 51.6 percent owner, terminated merger discussions with Arcadian Corporation. It was intended for FRP to be offered an opportunity to participate in this transaction in a manner that would convert the publicly held limited partnership units of FRP into common stock of a new company. Although this transaction was not completed, FTX and FRP will continu to consider attractive growth opportunities, including opportunities in the agricultural minerals and oil and gas industries. Transactions will also continue to be evaluated that may allow for a possible combination of FTX and FRP.



     Positive steps involving the FTX/FRP debt structure were also made, as follows:



* In February 1996, FRP sold publicly $150 million of its 7% Senior Notes due 2008 and used the proceeds to reduce bank indebtedness.
This fixed the interest cost on a large portion of FRP's debt at an attractive rate, as well as lengthened the maturity. Additionally, in January 1997, Moody's Investors Service raised its rating on FRP's publicly traded senior unsecured debt securities to Baa3, an investment grade rating. FRP's senior unsecured debt securities are now rated investment grade by the major credit agencies.



* During November 1996, the FTX/FRP bank credit agreement was amended to increase the amount available to FRP to $350 million (with $150 million available to FTX), reduce the interest rates and extend the term of the facility to November 2001.



RESULTS OF OPERATIONS
                                        1996          1995          1994
                                     ----------    ----------    ----------
                                               (In Millions)
Revenues                             $    957.0    $    995.1    $    765.3
Operating income                          211.9  a      194.6  b      120.6  c
Net income                                177.3  a      161.4  b       84.0  c

a. Includes a gain of $11.9 million resulting from the increase in FRP's ownership of IMC-Agrico (Note 2) and a $3.0 million charge for asset valuations at IMC-Agrico.

b. Includes charges totaling $18.1 million primarily for stock appreciation rights costs (Note 5).

c. Includes a $10.9 million charge primarily for certain remediation costs.



1996 Compared With 1995. Operating income for 1996 benefited from higher average realizations on phosphate fertilizer, phosphate rock and oil sales (see Selected Financial and Operation Data). The animal feed ingredients business, acquired in October 1995 (Note 7), also contributed to higher operating income. Offsetting the impact of these positive factors were lower production and sales volumes for phosphate fertilizer, phosphate rock, sulphur and oil. The current year includes an $11.9 million gain resulting from the increase in FRP's ownership of IMC-Agrico, $15.3 million lower stock appreciation rights costs allocated from FTX, a $2.5 million charge for oil and gas exploration costs and charges totaling $3.0 million for asset valuations at IMC-Agrico.



     Depreciation and amortization for the current year decreased $7.8 million from the 1995 amount. This reduction is attributable primarily to a decline of $4.4 million from Main Pass oil operations and $1.6 million from sulphur activities caused by lower sales volumes and a $3.5 million decrease related to FRP's disproportionate interest in IMC-Agrico cash distributions, partially offset by additional depreciation expense of $2.3 million associated with the animal feed ingredients operations.



     General and administrative expenses for 1996 declined $12.9 million from 1995, primarily because during 1995 the significant increase in FTX's stock price resulted in $15.3 million higher stock appreciation rights costs charged by FTX. General and administrative costs for 1996 included amounts associated with the acquired animal feed ingredients operations, whereas 1995 included a $1.2 million charge for the reorganization of IMC-Agrico's marketing function. FRP's general and administrative expenses include costs incurred on its behalf which are allocated on a cost-reimbursement basis under a management services agreement (Note 5).



Agricultural Minerals Operations - FRP's agricultural minerals operations, which include its fertilizer and phosphate rock operations and its sulphur business, reported 1996 operating income of $223.9 million on revenues of $920.0 million compared with operating income of $205.9 million on revenues of $960.0 million in 1995. Significant items impacting operating income follow (in millions):

Agricultural minerals operating income -1995   $    205.9
                                               ----------
Increases (decreases):
  Sales volumes                                     (97.9)
  Realizations                                       59.5
  Other                                              (1.6)
                                               ----------
    Revenue variance                                (40.0)
  Cost of sales                                      29.9  a
  Gain on IMC-Agrico investment                      11.9
  General and administrative                         16.2  b
                                               ----------
                                                     18.0
                                               ----------
Agricultural minerals operating income -1996   $    223.9
                                               ==========


a. Includes a reduction to depreciation of $29.8 million in 1996 and $26.3 million in 1995 caused by FRP's disproportionate interest in IMC-Agrico cash distributions. 1996 also includes $3.0 million of asset valuation charges from IMC-Agrico.

b. 1996 included $10.3 million lower stock appreciation rights costs.



     FRP's 1996 phosphate fertilizer sales volumes were 7 percent lower than those in 1995, with IMC-Agrico's realization for diammonium phosphate (DAP), its principal fertilizer product, averaging 6 percent higher. The year 1996 began with rising prices as a result of the tight supply/demand situation experienced during late 1995, and IMC-Agrico operating its phosphate fertilizer facilities at full capacity. Erratic domestic and foreign demand during 1996 resulted in lower price realizations during the second half of the year, with periods of record industrywide production prompting IMC-Agrico to reduce its production levels. IMC-Agrico will continue to monitor market conditions and make production adjustments it deems appropriate.
FRP's unit production costs for 1996 rose slightly, as reduced production volumes and higher phosphate rock costs were partly offset by lower sulphur costs. A sharp rise in ammonia prices began at the end of the third quarter of 1996 and had a negative impact on fourth-quarter 1996 DAP production costs resulting in lower cash margins.





Although the impact was significant, IMC-Agrico fulfills approximately one-third of its annual ammonia requirements with internal production, helping to mitigate the effect. Unit production costs for the near term will continue to be impacted by high ammonia prices, although ammonia prices have begun to decline and are expected to decline further.



     In December 1996, IMC-Agrico (through the Phosphate Chemical Export Association) reached a new agreement for the sale of DAP to Sinochem, the fertilizer buying agency for China. The agreement spans the next two calendar years and provides for substantial monthly shipments of DAP at market-related prices at the time of shipment. Total shipments under the contract will approximate 1996 levels for each of the next two years. As evidenced by the two-year DAP supply agreement with the Chinese, the long-term outlook for the phosphate fertilizer industry remains bright. Increasing world population and improving diets, combined with historically low grain stocks, necessitate greater agricultural output which will require higher fertilizer use. Strong demand growth projected in Asia and Latin America is expected to require additional supplies beyond the global industry's current capability. Additionally, FRP believes higher prices and operating margins are required before new major phosphate projects are initiated. Weather and government policies will continue to cause annual fluctuations in the overall agricultural and fertilizer supply and demand situation, as witnessed over the past year.



     FRP's 1996 phosphate rock sales volumes declined 35 percent reflecting primarily the October 1995 expiration of a cost-plus contract that resulted in below market realizations on annual sales volumes of 1.5 million tons net to FRP. Also contributing to the reduction was IMC-Agrico's decision to limit third party sales in order to maximize the long-term value of its reserves through internal use. This strategy is expected to result in lower sales volumes of phosphate rock for 1997. The impact of the 14 percent increase in 1996 realizations, caused primarily by the below market contract expiration, was offset by reduced sales volumes and higher mining costs, resulting in lower earnings from the phosphate rock operations.



     Sulphur sales volumes for 1996 were 5 percent lower than the 1995 level. FRP has operated its Main Pass and Culberson mines at reduced rates since March 1996 in response to lower domestic sulphur sales to U.S. phosphate fertilizer producers. Sulphur market prices were negatively affected by lower demand. Movement of Canadian sulphur to the U.S. market fell in tandem with lower prices and Canadian producers' concerns over anti-dumping actions taken by the U.S. Department of Commerce. Unit production costs for 1996 rose slightly from 1995 levels because of the reduced production levels and increased energy costs. FRP's future sulphur sales volumes and realizations will continue to depend on the level of demand from the domestic phosphate fertilizer industry and the availability of competing supplies from recovered sources. Since FRP's sulphur consumption approximates its production, a change in the market price of sulphur does not have a significant effect on earnings. FRP continues to evaluate its sulphur business strategy in light of the current sulphur market, including the possibility of reducing its overall production level. FRP does not anticipate any change would result in a material impact to its financial position or results of operations.



Oil and Gas Operations - Main Pass oil operations achieved the following:


                                                  1996          1995
                                               ----------    ----------
Sales (barrels)                                 1,895,500   2,217,600
Average realized price                             $19.49      $15.82
Operating income (in millions)                      $10.3        $1.9  a

a.   Included $1.8 million of stock appreciation rights costs.



     Main Pass operating income for 1996 benefited from a significant increase in average realizations caused by the overall rise in world oil prices which occurred in mid-1996 and again in late 1996. Net production for 1997 is expected to approximate 1996 levels, as increased drilling activities are expected to generate production sufficient to offset declining reservoir production.



     In June 1996, FRP acquired a 25 percent leasehold interest in an oil and gas joint venture to explore a 35,000 acre project area in south Louisiana. In connection with the acquisition of this interest, FRP reimbursed MOXY, a formerly owned affiliate of FTX, $2.1 million for certain costs previously incurred on the project area. FRP acquired its interest on the same proportionate basis as Phillips Petroleum, which has a 50 percent leasehold interest in the project area and is the operator of the joint venture.



     Two high-potential, high-risk prospects have been identified to date in the project area. The initial well on the East Fiddler's Lake prospect was unsuccessful in finding commercial oil and gas reserves and resulted in a charge of $2.5 million. The geological data from this well is assisting drilling activity in the project area.
Drilling operations commenced on the North Bay Junop prospect in late 1996 and completion of drilling of this well is expected to occur in the second quarter of 1997. Interpretation of the 3-D seismic survey performed over the project area continues and has identified additional leads that may develop into potential prospects.



1995 Compared With 1994. FRP benefited from the significant strengthening in the phosphate fertilizer markets throughout 1995 and the expansion of its sulphur production capacity, resulting in higher
revenues and improved operating results.     Depreciation and
amortization for 1995 decreased $7.5 million from the 1994 amount, caused primarily by a $10.5 million decline relating to FRP's disproportionate interest in IMC-Agrico cash distributions, partially offset by a $2.7 million increase resulting from the acquired sulphur
assets.   General and administrative expenses for 1995 increased by
$23.1 million, primarily because of $18.1 million in stock appreciation rights costs and early retirement charges. The 1994 amount benefited from a $2.2 million reduction in the estimated cost of excess office space FTX allocated to FRP.



Agricultural Minerals Operations - FRP's agricultural minerals operations reported 1995 operating income of $205.9 million on revenues of $960.0 million compared with operating income of $123.8 million on revenues of $730.4 million in 1994. Significant items impacting operating income follow (in millions):



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
                                               ==========

a. Includes a reduction to depreciation of $26.3 million in 1995 and $15.8 million in 1994 caused by FRP's disproportionate interest in IMC-Agrico cash distributions.

b. 1995 included $10.5 million higher stock appreciation rights costs.

     FRP's 1995 phosphate fertilizer sales volumes were 7 percent higher than those in 1994, as IMC-Agrico experienced excellent export demand and strong domestic sales for DAP. The increased demand resulted in IMC-Agrico phosphate fertilizer facilities operating near capacity for the majority of 1995. This tight supply/demand situation was reflected in improved phosphate fertilizer realizations, with FRP's average DAP realization increasing 17 percent from 1994. FRP's 1995 DAP realizations included large forward sales to China at prices which were ultimately below market prices at the time of shipment. FRP's phosphate fertilizer unit production costs were increased from 1994, reflecting higher raw material costs for ammonia and phosphate rock.



     FRP's 1995 phosphate rock sales volumes were slightly higher than in 1994. Increased demand from phosphate fertilizer producers and the addition of a long-term supply contract in October 1994 were offset by the expiration of a contract in October 1995. Because of the low margin associated with sales under the expired contract, the impact to earnings was not significant.



     FRP's increased sulphur production capacity resulting from the Culberson mine, combined with strong demand from the domestic phosphate fertilizer industry, resulted in a 46 percent increase in sales volumes. FRP also benefited from the strengthening in Tampa, Florida sulphur prices during 1995. Main Pass unit production costs for 1995 were virtually unchanged from 1994.



Oil and Gas Operations -

                                          1995         1994
                                       ----------      ----------

Sales (barrels)                         2,217,600      2,533,700
Average realized price                      $15.82       $13.74
Operating income (in millions)              $1.9 a        $2.8

a.     Included $1.8 million of stock appreciation rights costs.



CAPITAL RESOURCES AND LIQUIDITY

In connection with the February 1992 offering of FRP units, FRP committed for a five-year period to providing public unitholders a preferential right to receive quarterly distributions of 60 cents per unit before paying any distributions to FTX. On January 17, 1997, FRP declared a distribution of 60 cents per publicly held unit ($30.0 million) and 24 cents per FTX-owned unit ($12.9 million), increasing the total unpaid distributions to FTX to $431.3 million. This distribution completed that commitment and the preferential rights of the publicly owned FRP units to receive minimum quarterly distributions of 60 cents per unit ceased with this distribution. FRP's distributable cash will now be shared ratably by FRP's public unitholders and FTX, except that FTX will be entitled to receive its unpaid cash distributions from one-half of the quarterly distributable cash after the payment of 60 cents per unit to all FRP unitholders.
If this distribution policy had been in effect for this distribution, each FRP unitholder would have received approximately 42 cents per unit. FRP's future distributions will depend on the distributions received from IMC-Agrico, on the cash flow generated from FRP's sulphur and oil operations, and on the level of and methods of financing its capital expenditure needs, including reclamation and growth projects.



     Distributable cash in January 1997 included $41.1 million from IMC-Agrico. Future distributions from IMC-Agrico will depend primarily on the phosphate fertilizer market, discussed earlier, and FRP's share of IMC-Agrico cash distributions (Current Interest). FRP's Current Interest is 54.35 percent until June 30, 1997 and declines to 41.45 percent thereafter.



     Net cash provided by operating activities was $251.9 million in 1996, $284.9 million in 1995 and $221.4 million in 1994. Benefiting the 1995 and 1994 periods were working capital reductions achieved by IMC-Agrico and the sale of receivables (Note 1).



     Net cash provided by (used in) investing activities was $(49.6) million in 1996, $(83.8) million in 1995 and $15.6 million in 1994. Investing cash flows for 1996 included $13.0 million for a Florida phosphate rock reserve acquisition and 1995 included the Mallinckrodt animal feed ingredients acquisition, while 1994 benefited from the receipt of proceeds from asset sales. Based on current estimates, capital expenditures for 1997 will approximate $60 million.



     Net cash used in financing activities totaled $205.5 million in 1996, $188.5 million in 1995 and $251.6 million in 1994.
Distributions to partners reflect continued distributions to the public unitholders and an increased level of distributions paid to FTX. FRP issued $150 million of 7% Senior Notes in February 1996 and $150 million of 8 3/4% Senior Subordinated Notes in February 1994, using the proceeds to reduce bank indebtedness, thereby lengthening the maturity and fixing the interest cost on a majority of FRP's debt.





FRP believes that its short-term cash requirements will be met from internally generated funds and borrowings under its credit facility ($280.0 million of additional borrowings available at February 4, 1997).



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



     FRP has received notices from governmental agencies that it is one of several to many potentially responsible parties at certain sites under relevant federal and state environmental laws. Some of these sites involve significant cleanup costs; however, at most of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FRP believes that the aggregation of any costs associated with the potential liabilities at those sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. FRP is aware that additional sites may receive such notices in the future. The costs associated with any sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FRP believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.



     FRP, through FTX, maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 6).



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



CAUTIONARY STATEMENT

Management's discussion and analysis contains forward-looking statements regarding sales and production volumes, capital expenditures, product markets, etc. Important factors that might cause future results to differ from these projections are described in more detail in FRP's Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission.



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



Rene L. Latiolais                                 Robert M. Wohleber
President and                                Senior Vice President and
Chief Executive Officer                         Chief Financial Officer



               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED
PARTNERSHIP:

We have audited the accompanying balance sheets of Freeport-McMoRan Resource Partners, Limited Partnership (the Partnership), a Delaware Limited Partnership, as of December 31, 1996 and 1995, and the related statements of income, cash flow and changes in partners' capital for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of IMC-Agrico Company (the Joint Venture). The Partnership's share of the Joint Venture constitutes 49 percent and 47 percent of assets as of December 31, 1996 and 1995, and 82 percent, 80 percent and 85 percent of the Partnership's total revenues for the years ended December 31, 1996, 1995 and 1994, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Partnership's interest in the Joint Venture, is based solely on the reports of the other auditors.



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



     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1996 and 1995 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



New Orleans, Louisiana,  Arthur Andersen LLP
  January 21, 1997





       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                            BALANCE SHEETS



                                          December 31,
                                     -----------------------
                                        1996          1995
                                     ----------    ----------
                                         (In Thousands)
ASSETS
Current assets:
Cash and cash equivalents            $   19,395    $   22,508
Accounts receivable:
  Customers                              43,068        57,047
  Other                                  27,530        24,054
Inventories:

  Products                              106,002        83,924
  Materials and supplies                 35,156        35,086
Prepaid expenses and other                4,845         3,692
                                     ----------    ----------
  Total current assets                  235,996       226,311
                                     ----------    ----------
Property, plant and equipment         1,835,925     1,829,271
Less accumulated depreciation and
 amortization                           916,688       880,140
                                     ----------    ----------
  Net property, plant and equipment     919,237       949,131
                                     ----------    ----------
Other assets                             44,545        53,663
                                     ----------    ----------
Total assets                         $1,199,778    $1,229,105
                                     ==========    ==========

LIABILITIESANDPARTNERS'CAPITAL
Accounts payable and accrued
 liabilities                         $  146,939    $  127,020
Long-term debt, less current
 portion                                403,030       384,241
Reclamation and mine shutdown
 reserves                                96,135       112,788
Accrued postretirement benefits
 and other liabilities                  194,026       200,590
Partners' capital                       359,648       404,466
                                     ----------    ----------
Total liabilities and partners'
 capital                             $1,199,778    $1,229,105
                                     ==========    ==========


The accompanying Notes to Financial Statements are an integral part of these financial statements.


       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                         STATEMENTS OF INCOME



                                         Years Ended December 31,
                                     -----------------------------------
                                        1996          1995          1994
                                     ----------    ----------    ----------
                                   (In Thousands, Except Per Unit Amounts)

Revenues                             $  957,034    $  995,112    $  765,278
Cost of sales:
Production and delivery                 662,373       687,541       547,297
Depreciation and amortization            36,985        44,830        52,344
                                     ----------    ----------    ----------
  Total cost of sales                   699,358       732,371       599,641
Gain on IMC-Agrico investment           (11,917)          -             -
Exploration expenses                      2,485           -             -
General and administrative expenses      55,237        68,116        45,019
                                     ----------    ----------    ----------
  Total costs and expenses              745,163       800,487       644,660
                                     ----------    ----------    ----------
Operating income                        211,871       194,625       120,618
Interest expense, net                   (33,709)    (31,518)      (33,519)
Other income (expense), net                (861)     (1,699)       (3,133)
                                     ----------    ----------    ----------
Net income                           $  177,301    $  161,408    $   83,966
                                     ==========    ==========    ==========

Net income per unit                       $1.71         $1.56          $.81
                                          =====         =====          ====

Average units outstanding               103,466       103,487       103,683
                                        =======       =======       =======

Distributions paid per publicly
 held unit                               $2.435        $2.415         $2.40
                                         ======        ======         =====

The accompanying Notes to Financial Statements are an integral part of these financial statements.


       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

                       STATEMENTS OF CASH FLOW





                                           Years Ended December 31,
                                     -----------------------------------
                                        1996          1995          1994
                                     ----------    ----------    ----------

                                                  (In Thousands)
Cash flow from operating activities:
Net income                           $  177,301    $  161,408    $   83,966
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization          36,985        44,830        52,344
  Gain on IMC-Agrico investment         (11,917)          -             -
  Oil and gas exploration expenses        2,485             -             -
  Cash distributions from IMC-Agrico
   in excess of interest in capital      49,354        40,835        43,293
  Reclamation and mine shutdown
   expenditures                          (11,336)      (10,545)      (9,837)
  (Increase) decrease in working
   capital, net of effect of
   acquisitions:
    Accounts receivable                  13,666       (13,252)        3,531
    Inventories                         (23,405)        4,471        20,522
    Prepaid expenses and other           (1,191)       (2,413)          679
    Accounts payable and accrued
     liabilities                          2,696        39,630        14,688
  Other                                  17,295        19,980        12,244
                                     ----------    ----------    ----------
Net cash provided by operating
 activities                             251,933       284,944       221,430
                                     ----------    ----------    ----------


Cash flow from investing activities:

Capital expenditures                    (53,580)      (39,485)     (29,681)
Mallinckrodt purchase                         -       (46,200)          -
Sale of assets and other                  4,000         1,906        45,304
                                     ----------    ----------    ----------
Net cash provided by (used in)
 investing activities                   (49,580)     (83,779)      15,623
                                     ----------    ----------    ----------

Cash flow from financing activities:
Distributions to partners              (222,119)     (202,541)   (127,368)
Proceeds from debt                      255,268       648,343        54,629
Repayment of debt                      (386,446)     (632,257)   (323,686)
Purchase of Partnership units                 -         (2,061)     (1,342)
Proceeds from sale of notes             147,831             -       146,125
                                     ----------    ----------    ----------
Net cash used in financing
 activities                            (205,466)      (188,516)   (251,642)
                                     ----------    ----------    ----------
Net increase (decrease) in cash
 and cash equivalents                    (3,113)       12,649       (14,589)
Cash and cash equivalents at
 beginning of year                       22,508         9,859        24,448
                                     ----------    ----------    ----------
Cash and cash equivalents at
 end of year                         $   19,395    $   22,508    $    9,859
                                     ==========    ==========    ==========


Interest paid                        $   28,256    $   28,997    $   26,349
                                     ==========    ==========    ==========


The accompanying Notes to Financial Statements, which include information in Notes 2 and 7 regarding noncash transactions, are an integral part of these financial statements.



       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL



                      Units Outstanding                Partners' Capital
                -------------------------------    -----------------------
                 General      Limited    Total     General  Limited   Total
               ----------   ---------- --------     ------  -------   ------
                                        (In Thousands)
Balance at
 January 1,
 1994            53,205        50,493     103,698   $252,643 $239,761  $492,404
Net income            -             -         -       43,089   40,877    83,966
Partnership
 distribu-
 tions                -             -       -       (6,184)  (121,184) (127,368)
Purchase of
 Partnership
 units                -           (95)    (95)       (490)    (852)    (1,342)
Reallocation
 caused by
 dispropor-
tionate distri-
butions               -             -       -       (59,166)  59,166     -
             ----------    ----------    -------     -------  ------   -------
Balance at
 December
 31, 1994        53,205        50,398   103,603     229,892  217,768   447,660
Net income            -          -         -        83,014   78,394     161,408
Partnership
 distribu-
tions                 -          -         -       (81,102) (121,439)  (202,541)
Purchase of
 Partnership
 units                -        (137)     (137)       (764)   (1,297)    (2,061)
FTX purchase
 of Partner-
ship units          117        (117)       -         443       (443)       -
Reallocation
 caused by dis-
proportionate
 distri-
butions               -          -         -       (23,038)    23,038     -
             ----------    ----------   -------    --------   ------   -------
Balance at
 December
 31, 1995        53,322      50,144     103,466    208,445    196,021  404,466
Net income            -         -          -        91,455     85,846  177,301
Partnership
 distribu-
tions                 -         -          -     (100,125)  (121,994) (222,119)
FTX purchase
 of Partner-
ship units           63       (63)         -        224       (224)       -
Reallocation
 caused by dis-
proportionate
 distribu-
 tions                -        -           -       (14,432)   14,432     -
             ----------    -------     --------     ------   --------  -----
Balance at
 December 31,
 1996            53,385      50,081     103,466    $185,567  $174,081  $359,648
             ==========  ==========  ==========    ======== ==========  ======


The accompanying Notes to Financial Statements are an integral part of these financial statements.





1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Ownership. The financial statements of Freeport-McMoRan Resource Partners, Limited Partnership (FRP), a Delaware limited partnership, include all majority-owned subsidiaries. Investments in joint ventures and partnerships, including IMC-Agrico Company (IMC-Agrico), are reflected using the proportionate consolidation method in accordance with standard industry practice. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1996 presentation. Freeport-McMoRan Inc. (FTX) owned 51.6 percent of FRP as of December 31, 1996 and serves as FRP's general partner.



Use of Estimates. The preparation of FRP's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include the allowances for obsolete inventory and uncollectible receivables, reclamation and environmental obligations, postretirement and other employee benefits, future cash flow associated with assets, and useful lives for depreciation and amortization. Actual results could differ from those estimates.



Cash and Cash Equivalents. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.
IMC-Agrico's cash and cash equivalents are not available to FRP until a distribution is paid by IMC-Agrico (Note 2).



Accounts Receivable. IMC-Agrico has an agreement whereby it can sell on an ongoing basis up to $65.0 million of accounts receivable. FRP's accounts receivable at December 31, 1996 and 1995 were net of $23.9 million and $28.3 million of receivables sold, respectively.


Inventories. Inventories are stated at the lower of average cost or market.



Property, Plant and Equipment. Property, plant and equipment are carried at cost, including interest capitalized during the construction and development period. Expenditures for replacements and improvements are capitalized. Depreciation for mining and production assets, including mineral interests, is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 17 to 30 years for buildings and 5 to 25 years for machinery and equipment.



     In 1995, the Financial Accounting Standards Board issued
Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that the carrying amount may not be recoverable. FRP adopted FAS 121 effective January 1,1995, the effect of which was not material.



Oil and Gas Costs. FRP follows the successful efforts method of accounting for its oil and gas operations. Costs of leases, productive exploratory wells and development activities are capitalized. Other exploration costs are expensed. Depreciation and amortization is determined on a field-by-field basis using the unit-of-production method. Gain or loss is included in income when properties are sold.



Environmental Remediation and Compliance. FRP incurs significant costs for environmental programs and projects. Expenditures pertaining to future revenues from operations are capitalized. Expenditures resulting from the remediation of conditions caused by past operations which do not contribute to future revenue generation are expensed. Liabilities are recognized for remedial activities when the efforts are probable and the cost can be reasonably estimated.



     Estimated future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are accrued over the life of the properties. The future expenditures are estimated based on current costs, laws and regulations. As of December 31, 1996, FRP had accrued $54.3 million for abandonment and restoration of its non-operating sulphur assets, $43.2 million for reclamation of land relating to mining and processing phosphate rock and $6.2 million for the dismantlement of Main Pass oil operations (a total of $33.2 million reflected in accounts payable, $14.6 million of which will be reimbursed by third parties). FRP's share of abandonment and restoration costs for its two operating sulphur mines is estimated to total approximately $50 million, $18.3 million of which had been accrued at December 31, 1996, with essentially all costs being incurred after mine closure. These estimates are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.



Income Taxes. FRP is not a taxable entity; therefore, no income taxes are reported in its financial statements.



2.   IMC-AGRICO

In 1993, FRP and IMC Global Inc. (IGL) formed the IMC-Agrico joint venture, operated by IGL, for their respective phosphate fertilizer businesses, including phosphate rock. FRP's "Current Interest," reflecting cash to be distributed from ongoing operations, initially was 58.6 percent and its "Capital Interest," reflecting the purchase or sale of long-term assets or any required capital contributions, was
46.5 percent. In March 1996, FRP and IGL increased FRP's ownership in IMC-Agrico by 0.85 percent, resulting in FRP recognizing a gain of $11.9 million from the increased share of IMC-Agrico's net assets. These ownership percentages were 54.35 percent and 43.05 percent, respectively, at December 31, 1996 and decline to 41.45 percent in July 1997 and remain constant thereafter. At December 31, 1996, FRP's investment in IMC-Agrico totaled $399.6 million. IMC-Agrico's assets are not available to FRP until distributions are paid by the joint venture.



3.   DISTRIBUTIONS

On January 17, 1997, FRP declared a distribution of 60 cents per publicly held unit ($30.0 million) and 24 cents per FTX-owned unit ($12.9 million), increasing the total unpaid distributions to FTX to $431.3 million. The preferential rights of the publicly owned FRP units to receive minimum quarterly distributions of 60 cents per unit ceased with this distribution. FRP's distributable cash will now be shared ratably by FRP's public unitholders and FTX, except that FTX will be entitled to receive its unpaid cash distributions from one-half of the quarterly distributable cash after the payment of 60 cents per unit to all FRP unitholders.



4.   LONG-TERM DEBT

                                          December 31,
                                     -----------------------
                                        1996          1995
                                     ----------    ----------
                                          (In Thousands)
Credit Agreement, average rate
 6.4% in 1996 and 7.1% in 1995       $   50,000    $  196,400
7% Senior Notes due 2008                150,000             -
8 3/4% Senior Subordinated Notes
 due 2004                               150,000       150,000
Note payable to FTX                           -        24,740
IMC-Agrico debt                          53,403        13,440
                                     ----------    ----------
                                        403,403       384,580
Less current portion, included in
 accounts payable                           373           339
                                     ----------    ----------
                                     $  403,030    $  384,241
                                     ==========    ==========


     In November 1996, FRP amended its variable rate revolving credit facility (the Credit Agreement) increasing the borrowing availability, lowering the interest rates and extending the maturity date. The facility now provides $350 million of credit, all of which is available to FRP ($262.0 million of additional borrowings available at December 31, 1996) and $150 million of which is available to FTX ($112.0 million of additional borrowings available at December 31, 1996), through November 2001. Under this facility, FTX is required to retain control of FRP and FRP is not permitted to enter into any agreement restricting its ability to make distributions or create liens on its assets. As security for the banks for FTX borrowings, FTX has pledged units representing 50.1 percent of FRP. The Credit Agreement provides for FRP minimum working capital requirements, specified cash flow to interest coverage, maximum debt to capitalization ratios and restrictions on other borrowings.



     In February 1996, FRP sold publicly $150 million of its 7% Senior Notes and in February 1994, sold publicly $150 million of its 8 3/4% Senior Subordinated Notes. Based on December 31, 1996 closing market prices, this debt had a fair value of $141.3 million and $155.3 million, respectively.



     IMC-Agrico has committed variable rate lines of credit aggregating $125 million. Borrowings under these facilities are unsecured with a negative pledge on substantially all of IMC-Agrico's assets. These lines have minimum capital, fixed charge and current ratio requirements for IMC-Agrico; limit IMC-Agrico indebtedness and restrict the ability of IMC-Agrico to make cash distributions in excess of distributable cash generated.



     At times FRP has minimized amounts outstanding under the Credit Agreement by borrowing excess funds from FTX. Interest was charged based on Credit Agreement rates and totaled $0.6 million in 1996, $1.8 million in 1995 and $0.6 million in 1994.



     FRP entered into an interest rate swap in 1988 to manage exposure to rate changes on a portion of its variable rate debt. FRP pays 10.2 percent on $25.0 million of financing at December 31, 1996, reducing annually through 1999. FRP received an average interest rate of 5.6 percent in 1996, 6.2 percent in 1995 and 4.3 percent in 1994, resulting in additional interest costs of $1.3 million, $1.4 million and $2.6 million, respectively. Based on market conditions at December 31, 1996, unwinding this interest swap would require an estimated $1.7 million.



     The minimum principal payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1996 are $0.4 million, $0.4 million, $0.5 million, $0.5 million and $90.5 million.



5.   PENSION AND OTHER EMPLOYEE BENEFITS

Management Services Agreement. FTX furnishes certain management and administrative services to FRP under a management services agreement. These costs, which include related overhead, totaled $10.0 million in 1996, $38.9 million in 1995 (including $15.3 million for stock appreciation rights costs resulting from the rise in FTX's common stock price during the year) and $25.0 million in 1994. In 1996, FM Services Company (FMS), an entity owned 50 percent each by FTX and FCX, began providing certain services that were previously provided by FTX on a similar cost-reimbursement basis, totaling $16.8 million.
FTX operates the Main Pass oil facilities and charges for specified overhead and other costs, FRP's share being $1.3 million in 1996, $1.0 million in 1995 and $0.8 million in 1994. FRP has no employees and a limited number of officers, each of whom is an employee or officer of FTX or FMS.



Pensions. Substantially all employees are covered by FTX's or FMS's defined benefit plans. Additionally, unfunded nonqualified plans are sponsored for those particpants in the qualified defined benefit plans whose benefits are limited under federal income tax laws. The accumulated benefits and plan assets are not separately determined and amounts allocated to FRP under these plans have not been material.



     The operator of IMC-Agrico maintains non-contributory pension plans that cover substantially all of its employees. As of July 1, 1996, FRP's share of the actuarial present value of the vested projected benefit obligation was $16.3 million, based on a discount rate of 7.5 percent and a 5 percent annual increase in future compensation levels, with its share of plan assets totaling $6.2 million. FRP's share of the expense related to these plans totaled $5.1 million in 1996, $4.6 million in 1995 and $3.6 million in 1994.



Other Postretirement Benefits. FTX and FMS provide certain health care and life insurance benefits for retired employees. The related expense allocated from FTX totaled $4.5 million in 1996 (including $1.2 million for service cost and $5.8 million in interest for prior period services), $8.9 million in 1995 ($1.2 million and $7.7 million, respectively) and $9.9 million in 1994 ($1.1 million and $8.8 million, respectively). FRP's share of the FMS plan was not significant for 1996. Summary information of the FTX plan follows:



                                         December 31,
                                     ----------------------
                                        1996          1995
                                     ----------    ----------
Actuarial present value of
 accumulated postretirement
 obligation:                             (In Thousands)
  Retirees                           $   67,894    $   93,791
  Fully eligible active plan
   participants                           2,315         9,491
  Other active plan participants          5,153        14,328
                                     ----------    ----------
Total accumulated postretirement
 obligation                              75,362       117,610
Unrecognized net gain (loss)             37,040        (6,327)
                                     ----------    ----------
  Accrued postretirement benefit
   cost                              $  112,402    $  111,283
                                     ==========    ==========


     The initial health care cost trend rate used was 8.5 percent for 1997, decreasing 0.5 percent per year until reaching 5 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7.75 percent in 1996 and 7 percent in 1995. FTX and FMS have the right to modify or terminate these benefits. FRP anticipates funding these costs, in addition to the annual cash costs, over the expected life of its mineral reserves.



     The operator of IMC-Agrico provides certain health care benefits for retired employees. At July 1, 1996, FRP's share of the accumulated postretirement obligation was $5.4 million, which was unfunded. FRP's share of expense has not been material. The initial health care cost trend rate used was 9.2 percent, decreasing gradually to 5.5 percent in 2003. The discount rate used was 7.5 percent. Employees are not vested and benefits are subject to change.



6.   COMMITMENTS AND CONTINGENCIES

Long-Term Contracts and Operating Leases. FRP has an agreement through 2009 with a third party that provides and operates a sulphur tanker for minimum annual payments of $13.4 million. FRP's minimum annual contractual charges under noncancelable long-term contracts and operating leases, including the sulphur tanker, total $196.0 million, with $22.6 million in 1997, $17.7 million in 1998, $16.6 million in 1999, $16.0 million in 2000 and $15.8 million in 2001.



Environmental. FRP has made, and will continue to make, expenditures at its operations for protection of the environment. FRP is subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable because of such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability.



     FRP has a third party indemnification for environmental remediation costs on certain identified sites and the third party has assumed management of response activities and all future expenditures for the indemnified sites. Based on FRP's review of the potential liabilities and the third party's financial condition, FRP concluded that it is remote that FRP would have any future liability at the indemnified sites. FRP believes its exposure on other sites for which notification has been received will not exceed amounts accrued and expects that any costs would be incurred over a period of years. The costs associated with those sites for which notifications have not been received are uncertain and cannot be estimated at present. However, FRP believes that these costs, should they be incurred, will not have a material adverse effect on its operations or financial position.

7.   ACQUISITIONS

In January 1995, FRP acquired essentially all of the domestic assets of Pennzoil Co.'s sulphur division. Pennzoil will receive quarterly payments from FRP over 20 years based on the prevailing price of sulphur. The installment payments may be terminated earlier either by FRP through the exercise of a $65 million call option or by Pennzoil through a $10 million put option. Neither option may be exercised prior to 1999. The purchase price allocation follows (in thousands):


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



     In October 1995, IMC-Agrico acquired the animal feed ingredients business of Mallinckrodt Group Inc. FRP funded its portion of the purchase price with borrowings under its Credit Agreement. The purchase price allocation follows (in thousands):

Current assets                                 $   19,503
Property, plant and equipment                      35,329
Current liabilities                                (8,632)
                                               ----------
  Net cash investment                          $   46,200
                                               ==========



  8. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proved and probable mineral reserves, including proved oil reserves, follow:



                                       December 31,
                    --------------------------------------------------------
                  1996          1995         1994          1993         1992
                ----------    ----------   ----------     --------     ------
                                     (In Thousands)
Sulphur-long
 tonsa           53,149        55,185        41,018        38,637        41,570
Phosphate
 rock-short
 tonsb          244,332       186,375       206,661       215,156       208,655
Oil-barrels       5,188         6,638         7,279         9,962        13,861

a. Main Pass reserves are subject to a 12.5 percent royalty based on net mine revenues. Culberson reserves totaled 14.5 million tons for 1996 and 15.4 million tons for 1995 and are subject to a 9 percent royalty based on net mine revenues.

b.   For 1996-1993, represents FRP's share, based on its Capital
Interest ownership, of the IMC-Agrico reserves. Contains an average of 67 percent bone phosphate of lime.



9.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                   Operating                    Net Income
                      Revenues      Income       NetIncome       Per Unit
                     ----------    ----------   ----------      ---------

                              (In Thousands, Except Per Unit Amounts)
1996
  1st Quarter a      $  256,661    $   71,461    $   62,661          $.61
  2nd Quarter           242,688        47,898        39,537           .38
  3rd Quarter           222,554        46,396        37,854           .37
  4th Quarter           235,131        46,116        37,249           .36
                     ----------    ----------    ----------
                     $  957,034  b $  211,871    $  177,301          1.71
                     ==========    ==========    ==========
1995
  1st Quarter        $  254,265    $   54,315    $   46,332          $.45
  2nd Quarter           233,203        48,956        40,926           .40
  3rd Quarterc          242,908        35,085        26,835           .26
  4th Quarterd          264,736        56,269        47,315           .46
                     ----------    ----------    ----------
                     $  995,112  b $  194,625    $  161,408          1.56
                     ==========    ==========    ==========

  a. Includes a gain of $11.9 million ($0.12 per unit) resulting from the increase in FRP's ownership of IMC-Agrico and a $3.0 million charge ($0.03 per unit) for asset valuations at IMC-Agrico.

b. No customers accounted for ten percent or more of total revenues. Export sales totaled 43 percent in 1996, 41 percent in 1995 and 38 percent in 1994.

c. Includes a $12.3 million charge ($0.12 per unit) for stock appreciation rights costs.

d. Includes charges totaling $5.4 million ($0.05 per unit) for stock appreciation rights costs and an early retirement program.



FRP UNITS. Our units trade on the New York Stock Exchange (NYSE) under the symbol "FRP." The FRP unit price is reported daily in the financial press under "FMRP" in most listings of NYSE securities. At year-end 1996 the number of holders of record of the partnership's units was 13,087. Under federal law, ownership of FRP units is limited to "United States citizens." A United States citizen is defined as a person who is eligible to own interests in federal mineral leases, which generally includes (i) U.S. citizens, (ii) domestic entities owned by U.S. citizens, and (iii) domestic corporations owned by U.S. citizens and/or certain forign persons. Unit price ranges on the NYSE composite tape during 1996 and 1995 were:

                               1996                    1995
                           High     Low            High      Low

First Quarter             $22.75   $18.50         $17.13     $14.25
Second Quarter             22.00    18.13          17.38      14.88
Third Quarter              21.75    18.50          20.00      17.13
Fourth Quarter             19.25    16.38          20.38      18.38

Ownership at December 31, 1996:

                              Units             Percent
Public unitholders         50,080,645             48.4
Freeport-McMoRan Inc.      53,385,133             51.6
                          -----------            ------
                          103,465,778            100.0
                         ============           =======

CASH DISTRIBUTIONS/PREFERENTIAL RIGHTS OF PUBLIC UNITHOLDERS.
Cash distributions declared and paid to public unitholders during the past 12 months total $2.41 per unit. In connection with the February 1992 offering of FRP units, FRP committed for a five-year period to providing public unitholders a preferential right to receive quarterly distributions of up to $0.60 per unit before paying any distributions to its administrative managing general partner, Freeport-McMoRan Inc.(NYSE:FTX). The distribution for the quarter ending December 31, 1996, is the twentieth consecutive quarterly distribution to public unitholders of at least $0.60 per unit. The preferential rights of the public unitholders to receive quarterly distributions of up to $0.60 per unit ceased with the distribution for the quarter ending December 31, 1996, payable on February 15, 1997. In the future, cash distributions to public unitholders will be determined by available distributable cash resulting from operations of the partnership and the terms of the partnership agreement. Distributable cash will be shared ratably by FRP's public unitholders and FTX, except that FTX will be entitled to receive the unpaid cash distributions (totaling $431.3 million) from one-half of the quarterly distributable cash after the payment of $0.60 per unit to all unitholders.

Cash distributions declared and paid for each of the quarterly periods of 1996 and 1995 are shown below:

                                           1996
                         Amount Per       Record            Payment
                           Unit            Date              Date
                       -----------      ---------          --------
First Quarter             $.61        Apr. 30, 1996      May 15, 1996
Second Quarter             .60        Jul. 31, 1996      Aug. 15, 1996
Third Quarter              .60        Oct. 31, 1996      Nov. 15, 1996
Fourth Quarter             .60        Jan. 31, 1997      Feb. 15, 1997



                                           1995
                         Amount Per       Record           Payment
                           Unit            Date             Date
                        ----------      ---------         --------
First Quarter             $.615        Apr. 28, 1995     May 15, 1995
Second Quarter             .60         Jul. 31, 1995     Aug. 15, 1995
Third Quarter              .60         Oct. 31, 1995     Nov. 15, 1995
Fourth Quarter             .625        Jan. 31, 1996     Feb. 15, 1996